Annual Report 2010

ATMI®



Driving Process Efficiency

Efficiency

Building a conventional biopharmaceutical manufacturing plant—designed to produce only a single drug—can take two to five years, and cost hundreds of millions of dollars. Construction needs to proceed even when regulatory approval of the targeted drug is far from certain, which creates significant capital risk.

- Gain manufacturing flexibility via "multi-use" sites
- Increase productivity, accelerating development and production cycles
- Minimize downtime, improving utilization
- Make process changes easier to complete

While there are many compelling reasons to adopt the technology, the fact is that, similar to the semiconductor industry, the biopharmaceutical industry does not easily change.

Change control and management is well developed in the semiconductor industry. ATMI has been applying its semiconductor experience and change control capability, as well as core competencies in single-use technologies, to the emerging biopharmaceutical market.

ATMI LifeSciences is working to become the source of bioprocess efficiency to its biopharmaceutical customers, providing a broad range of innovative single-use mixing, storage, powder transfer, packaging, and bioreactor technology solutions that maximize product integrity while optimizing manufacturing cost.

ATMI LifeSciences—Leading the Way with Integrity™ Single-Use Technologies

With the world's largest installed base of single-use mixing systems, and a strong portfolio of single-use mixing and bioreactor intellectual property, ATMI is helping lead the evolution from single-use process technologies into comprehensive integrated bioprocessing platforms.

ATMI LifeSciences offers key benefits to customers:

- The broadest range of single-use mixing and bioreactor technologies
  - Best solutions for specific applications, across technical requirements and scale
  - Open architecture design, enabling integration into all platforms
- One-film Integrity™ TK8 as the standard for all ATMI single-use technologies
  - Efficient qualification and simplified validation for all products
- In-house film extrusion for all Integrity™ bioprocess vessels
  - Bioprocess vessel manufacturing plants in the United States and Europe

Integrity™ single-use products are developed to satisfy the biopharmaceutical market's need for flexible, fast, and efficient bioprocessing solutions designed to maximize product yield and integrity.

Integrity™ Bioprocess Vessels

- Bioprocess vessels for liquid storage
  - 2-dimensional and 3-dimensional
- Anti-static powder transfer vessels for powder storage and transfer

Integrity™ Mixers

- Fully contained, sterile mixing and storage systems for powder-to-liquid, powder-to-powder, and liquid-to-liquid mixing, with scalable production volumes
  - PadMixer™
  - LevMixer™
  - Magnetic Mixer™
  - JetMixer™
  - WandMixer™

Integrity™ Bioreactors

- Fully-integrated or "open architecture" integratable turn-key systems
  - iCellis™
  - Nucleo™
  - PadReactor™

Newform Sterilizable Packaging

- Ultra-clean, sterilizable packaging

Today, ATMI LifeSciences single-use technologies are used to develop and produce monoclonal antibodies and other recombinant proteins, vaccines, cell therapies, and veterinary medications.



Driving Process

Applying Semiconductor Expertise to Biopharmaceutical Manufacturing

Biopharmaceutical manufacturing is an expensive, intricate, and highly regulated process.

Building a conventional biopharmaceutical manufacturing plant—designed to produce only a single drug—can take two to five years, and cost hundreds of millions of dollars. Construction needs to proceed even when regulatory approval of the targeted drug is far from certain, which creates significant capital risk.

Inside the plant, stainless steel vessels are integrated with mixing, pumping, filtration, chromatography, sensor, and control technologies. They require an extensive infrastructure of clean air, water, and steam to operate, clean, and sterilize the production lines. The complexity, while not approaching that of semiconductor manufacturing, is high.

Production demand may well double between 2010 and 2013 since the number of new biologics is growing at a rate about twice that of the semiconductor industry. Substantial changes in biopharmaceutical manufacturing and supply chain management will be required as global markets open to new personalized medicines tailored for discrete populations, as well as more potent drugs produced in smaller batches.

Existing manufacturing technologies are not only slow, but also expensive to build. You simply cannot easily change production volumes or methods without significant expense, time, and risk.

Process efficiency is as vital to biopharmaceutical manufacturers as it is for semiconductor producers. Ensuring integrity, improving time-to-market and product quality, and increasing flexibility—all at a lower cost of ownership—are paramount concerns and key components to achieving success in emerging markets.

There are many similarities between the semiconductor and biopharmaceutical industries:

- Critical time-to-market issues
- Exacting and repeatable quality requirements
- Need for breakthrough process innovation
- Emerging global markets
- Skyrocketing costs to develop and produce new products
- Expanding product differentiation
- Emerging "foundry-like" business models

Yet, the biopharmaceutical industry stands apart from semiconductors since product commercialization can take from six to ten years because of rigorous regulation designed to ensure safety, purity, and potency of its products.

Today, biopharmaceutical manufacturers need to participate in emerging global markets while dealing with a full pipeline of new drugs, cost of goods pressures driven by healthcare reform, increased demand for production of biosimilar medications, and developing creative and timely solutions to the threat created by epidemics or pandemics.

In this environment of dynamic change, traditional stainless steel processes are being augmented—or replaced—by fast evolving "single-use technologies." These offer biopharmaceutical producers compelling design flexibility, faster facility construction and expansion times, reduced contamination rates, and lower operating costs.

ATMI is leveraging its semiconductor expertise to provide enabling single-use technology innovations to this growing market.

Single-Use Manufacturing Technology

To optimize their financial performance, and respond to the economic and technical trends in the biopharmaceutical marketplace, manufacturers are moving from large, cumbersome, and expensive stainless steel processes to the flexible, fast, and economic single-use technologies. Single-use technologies are technically viable, acceptable to regulators such as the Food and Drug Administration, and demonstrate compelling economic and operational advantages.

In making the switch to single-use technologies, biopharmaceutical manufacturers:

- Reduce capital spending and improve financial performance
- Match capital spending for manufacturing capacity more closely to product approval
- Speed plant construction or expansion, and startup, achieving quicker time to market
- Widen site choices, and make multiple production sites more practical

Dear Shareholder:

2010 was a great year of recovery for ATMI. We transitioned from a bad year in 2009 to one of our best ever—revenues were up 44% to $367 million—as end markets continued to improve, our key customers' production recovered, and they continued their push toward the most advanced technology generations.

We increased our investments in development through this challenging economic period, and believe that as a result we have meaningfully changed our position with customers for the better, which should result in sustainable long-term growth.

Semiconductors— High Productivity Development

Device complexity and escalating competition are transforming market structures for everyone throughout the supply chain—from consumer electronics makers to chip producers to material suppliers. The industry is at a tipping point—only the most technologically advanced and efficient will reap the large rewards to be earned from the most advanced, high-performance chip generations.

During the last three years, ATMI has committed millions of dollars to redefining our approach to developing the materials used in the most advanced chip production processes. We believe we have created unrivaled research, development, and application capabilities, which are now focused on some of the most important new material and material process integration challenges our customers have.

The key differentiation is speed, which enables us to look broadly at large numbers of potential solutions, their relative strengths and weaknesses, and how a given candidate will affect a customer's process window. Insight is developed much more quickly than is possible with traditional approaches, and this screening and development efficiency enables us to look at many more customer problems and opportunities than we were able to before we made our investments. These capabilities deliver enormous value to our customers, as their ability to solve problems as quickly as possible is an important component of their ability to get to market first, which provides them with a significant competitive advantage.

We ended 2010 with 12 new process-of-record designations, and are poised to increase our new product revenues as our customers ramp the processes using these products in 2011, and beyond. Our learning curve has been steep, but highly productive. Our success with this development platform has led to a substantial increase in the number of additional challenges customers are bringing to us, which provides us with an unprecedented number of customer-derived growth opportunities.

Biopharmaceutical— Single-Use Disposable Technologies

There are many parallels between our semiconductor business and the business we have been quietly investing in and growing for the last few years—ATMI LifeSciences. We are inventing and deploying "disruptively efficient" single-use technologies that drive down the costs—including capital, time to high volume manufacturing, and ongoing operating expenses—associated with the development and manufacturing of biopharmaceuticals. In certain cell therapy applications our high cell density bioreactors are truly enabling for the businesses using them.

After many years of qualification and proof, it is clear that the industry accepts, and is beginning to deploy, single-use technologies for both existing and emerging applications. In anticipation of increasing demand in 2010, we strengthened our market presence in important ways. We completed the expansion of our North American life sciences hub, co-located with our existing NOWPak® facility in Minnesota, so that we can better serve our key North American customers. We also completed the acquisition of Artelis, the Belgian-based technology and performance leader in high cell density bioreactors, which builds on our already significant presence in Belgium, a key location for the European life sciences community.

As we ended 2010, our single-use product solutions were moving toward high volume production ramps at several leading global pharmaceutical companies. We expect this to be the beginning of significant growth and an accelerating trend as single-use technology consumption grows and expands through the industry.

Investing for Growth

2011 OUTLOOK

Semiconductor

2011 should be another year of substantial wafer start and market growth as our customers continue to press the envelope on developing and producing the most advanced semiconductors. Through the partnerships we have developed, our customers can take full advantage of our unique capabilities and materials experience as they work aggressively to achieve their goals and push technology ever forward.

Biopharmaceuticals

In 2011, more leading pharmaceutical companies will be migrating select products into volume production using single-use approaches. We expect to see impressive growth from our strong platform and position in single-use mixing technology and our enabling high cell density bioreactor technology.

Business Development

Our business model generates significant amounts of cash—$45 million in 2010—and allows us to invest for the future.

With our goal of greater-than-market growth rates, we have aggressive plans to broaden our abilities with targeted investments in the biopharmaceutical and microelectronic markets. We also plan to bring our core technologies and innovations to emerging markets where our products and solutions can add meaningful value to customers' processes.

For example, in 2010 we invested in an early-stage Korean company developing materials for high-brightness light-emitting diodes. We believe this company has a compelling technology and cost advantage. Light-emitting diodes, known as "LEDs," are built using semiconductor technology, and consume much less energy than traditional lighting sources in many applications. Moving them into cost-effective mass production will require many advances in all aspects of manufacturing. We believe the combination of ATMI's and our partner's materials expertise addresses compelling needs, and should allow us to expand into this emerging market in a way that adds meaningful value.

LOOKING THROUGH 2011

We have begun to see results from the intense efforts by all of our employees in 2010. This momentum has carried over into 2011 where we expect the following:

- Existing business growth driven by increased semiconductor production
- Meaningful new product revenues from our high productivity development platform
- Increased acceptance of our single-use disposable technologies in mainstream biopharmaceutical production
- Continued migration of our competencies into emerging markets
- Targeted investments to further strengthen our product, technology, and market presence

Over the past few years, despite a difficult and uncertain macroeconomic environment, ATMI has made great progress developing the technological foundation necessary to create long-term sustainable growth. Our advanced semiconductor materials continue to be market leaders, enabling production of the most sophisticated chip generations; customers know our expertise is unparalleled.

Our business model and strong balance sheet give us the ability to invest both for the near term and the future, and we will continue to do things that improve our financial performance to ensure this remains the case.

I thank our shareholders for their continued commitment to ATMI during the recovering, and challenging, markets in 2010.

I also want to thank our employees for the contributions they make to our success, day in and day out. They believe, as I do, that ATMI has its best days of growth ahead.

Douglas Neugold

Doug Neugold
Chairman, Chief Executive Officer, and President

SELECTED FINANCIAL DATA

(in thousands, except per share data)

Fiscal Year Ended December 31,	2010	2009	2008	2007	2006
Consolidated Statements of Operations					
Revenues	**$367,256**	$254,704	$339,063	$364,088	$325,913
Cost of revenues	**191,248**	152,520(3)	172,551(10)	182,480(14)	162,530(16)
Gross profit	**176,008**	102,184	166,512(11)	181,608	163,383
Operating expenses					
Research and development	**48,645**	37,162(4)	37,809	29,879	26,217
Selling, general, and administrative	**85,425**	76,359(5)	88,781	99,227(15)	90,149
Total operating expenses	**134,070**	113,521	126,590	129,106	116,366
Operating income (loss)	**41,938**	(11,337)	39,922	52,502	47,017
Interest income	**949**	1,196	3,126	7,689	8,353
Other income (expense), net	**7,740**(1)	(3,515)(6)	(2,902)(12)	(788)	486
Income (loss) before income taxes	**50,627**	(13,656)	40,146	59,403	55,856
Provision (benefit) for income taxes	**11,121**(2)	(6,996)	6,819(13)	18,864	15,895(17)
Net income (loss)	**$ 39,506**	$ (6,660)	$ 33,327	$ 40,539	$ 39,961
Earnings (loss) per share—diluted	**$1.24**	($0.21)	$1.04	$1.16	$1.08
Weighted-average shares outstanding—diluted	**31,895**	31,398	32,078	35,093	36,859
Consolidated Balance Sheet Data					
Cash, cash equivalents, and marketable securities (18)	**$152,572**	$107,978	$ 96,020	$193,697	$219,066
Working capital	**236,263**	203,760(7)	190,095	280,221	281,362
Total assets	**533,589**	458,963(8)	452,449(19)	492,076(19)	487,897(19)
Long-term obligations	**28,427**	17,790(9)	15,688(19)	10,491(19)	1,529(19)
Total stockholders' equity	**458,425**	411,490	408,897	434,383	435,496

The Company has never declared any cash dividends.

(1) Includes a $0.5 million gain from the sale of a marketable security, $2.5 million gain on sale of shares of one of our equity-method investees, and a $5.9 million fair value remeasurement gain on our minority interest from our acquisition of Artelis.

(2) Includes $1.8 million of tax benefits (including interest) recognized to reverse previously established reserves for uncertain tax positions due to expiration of statutes and settlements, a $2.1 million tax benefit related to a European dividend, and a $1.9 million charge related to changes in valuation allowances.

(3) Includes $1.1 million charge for incremental excess and obsolete inventory related to product discontinuances and a reserve to cover expected product shelf-life issues; and a $3.1 million impairment charge for long-lived assets written down to their estimated fair values, primarily related to the planned idling of manufacturing capacity of our gas products.

(4) Includes a $1.6 million impairment charge for long-lived assets written down to their estimated fair values, related primarily to idled equipment.

(5) Includes a $1.4 million charge to increase our reserves for bad debt to cover exposures related to customer bankruptcy filings and uncertainties of collections; a $2.6 million impairment charge for long-lived assets written down to their estimated fair values, primarily related to redundant enterprise management software; and a $0.6 million charge for SG&A severance costs.

(6) Includes a $2.5 million impairment charge, primarily related to a write-down associated with an auction-rate security.

(7) Balance has been reduced by $0.1 million related to reclassification of unrecognized tax benefits and valuation allowances.

(8) Balance has been reduced by $0.6 million related to reclassification of unrecognized tax benefits and valuation allowances.

(9) Balance has been reduced by $0.6 million related to reclassification of unrecognized tax benefits and valuation allowances.

(10) Includes a $2.4 million business interruption claim recovery related to a fire at a contract manufacturer in Taiwan.

(11) Includes a $3.1 million benefit associated with the settlement of a dispute with a distributor ($3.7 million recognized in revenues, with $0.6 million of associated costs recognized in cost of revenues).

(12) Includes a $2.0 million gain from the sale of a marketable security, $1.6 million of impairment charges related to our strategic investment portfolio, a $1.8 million reserve on a convertible note, and $1.1 million representing our proportionate share of gains on sales of assets by one of our equity-method investees.

(13) Includes a $3.7 million tax benefit (including interest) recognized to reverse previously established reserves for uncertain tax positions as a result of the expiration of the applicable statute of limitations.

(14) Includes $1.1 million of increased customs expense on imported goods from the United States to an overseas affiliate.

(15) Includes $1.1 million associated with a contingent legal fee arrangement.

(16) Includes $1.4 million one-time recovery of value-added taxes in Japan related to 2005.

(17) Includes a $1.7 million tax benefit recognized to reverse previously established reserves for uncertain tax positions as a result of the expiration of the applicable statute of limitations.

(18) Includes non-current marketable securities of $25.4 million, $10.6 million, $3.7 million, $0 million, and $14.4 million at December 31, 2010, 2009, 2008, 2007, and 2006, respectively.

(19) Balances have been reduced by $0.6 million, $0.2 million, and 0.1 million for years ended December 31, 2008, December 31, 2007, and December 31, 2006, respectively, related to reclassification of unrecognized tax benefits from deferred tax liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Company Overview

We believe we are among the leading suppliers of high performance materials, materials packaging, and materials delivery systems used worldwide in the manufacture of microelectronics devices. Our products consist of "front-end" semiconductor performance materials, sub-atmospheric pressure gas delivery systems for safe handling and delivery of toxic and hazardous gases to semiconductor process equipment, and high-purity materials packaging and dispensing systems that allow for the reliable introduction of low volatility liquids and solids to microelectronics and biopharmaceutical processes. ATMI targets both semiconductor and flat-panel display manufacturers, whose products form the foundation of microelectronics technology rapidly proliferating through the consumer products, information technology, automotive, healthcare, and communications industries. The market for microelectronics devices is continually changing, which drives demand for new products and technologies at lower cost. ATMI's customers include many of the leading semiconductor and flat-panel display manufacturers in the world who target leading-edge technologies. ATMI also addresses an increasing number of critical materials handling needs for the life sciences markets. Our proprietary containment, mixing, and bioreactor technologies are sold to the biotechnology and laboratory markets, which we believe offer significant growth potential. ATMI's objective is to meet the demands of our microelectronics and life sciences customers with solutions that maximize the efficiency of their manufacturing processes, reduce capital costs, and minimize the time to develop new products and integrate them into their processes.

Critical Accounting Policies and Estimates

Use of Estimates

Preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Note 1 to the Consolidated Financial Statements describes the significant accounting policies used in preparation of the Consolidated Financial Statements. Management believes the most complex and sensitive judgments, because of their significance to the Consolidated Financial Statements, result primarily from the need to make estimates about the effects of matters that are inherently uncertain. The most significant areas involving management judgments and estimates are described below. Actual results in these areas could differ from management's estimates. These policies are determined by management and have been reviewed by ATMI's Audit Committee.

Revenue Recognition

We recognize revenue when the following four criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured. Revenues from product sales are generally recognized upon delivery to a common carrier when terms are equivalent to free-on-board ("FOB") origin and upon receipt by a customer when terms are equivalent to FOB destination. In instances where final acceptance of equipment is specified by the purchase agreement, revenue is deferred until all acceptance criteria have been satisfied, except when reasonable reserves for returns can be effectively established due to substantial successful installation history for homogenous transactions. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected. We accrue for sales returns, warranty costs, and other allowances based on a current evaluation of our experience based on stated terms of the transactions. Should actual product failure rates or customer return experience differ from our estimates, revisions to the estimated accruals would be required.

We use an exclusive contract manufacturer, which is also an exclusive distribution partner, for the manufacture and distribution of our SDS products (the "Licensed Products"). Under the terms of the manufacturing agreement, ATMI retains the right to manufacture 25 percent of all Licensed Products, while the contract manufacturer has the right to manufacture 75 percent of all Licensed Products. Upon completion of manufacture, ATMI purchases all Licensed Products produced by the contract manufacturer. Under the terms of the distribution agreement, we receive payment from the distributor based upon a formula which is dependent on the sale price obtained by the distributor to its customers. ATMI recognizes revenue from the sale of Licensed Products to this distribution partner when the distributor sells the Licensed Products to its customers, because that is when the sales price becomes fixed and determinable by the Company.

Accounts Receivable Allowances

The allowance for doubtful accounts is established to represent our best estimate of the net realizable value of the outstanding accounts receivable balances. We estimate our allowance for doubtful accounts based on past due amounts and historical write-off experience, as well as trends and factors surrounding the credit risk of the markets we operate in and the financial viability of specific customers. In an effort to identify adverse trends, we assess the financial health of the markets we operate in and perform periodic credit evaluations of our customers and ongoing reviews of account balances and aging of receivables. Amounts are considered past due when payment has not been received within the time frame of the credit terms extended. Write-offs are charged directly against the allowance for doubtful accounts and occur only after all collection efforts have been exhausted. Actual write-offs and adjustments could differ from the allowance estimates because of unanticipated changes in the business environment as well as factors and risks surrounding specific customers.

As of December 31, 2010 and 2009, we had $0.8 million and $2.3 million, respectively, of accounts receivable allowances recorded. Although management believes these reserves are adequate, any adverse changes in market conditions may require us to record additional reserves.

Inventory Valuation Reserves

Inventory valuation reserves are established in order to report inventories at the lower of cost or market value on our Consolidated Balance Sheets. The determination of inventory valuation reserves requires management to make estimates and judgments on the future salability of inventories. Valuation reserves for excess, obsolete, and slow-moving inventory are estimated by comparing the inventory levels of individual parts to both future sales forecasts or production requirements and historical usage rates in order to identify inventory where the resale value or replacement value is less than inventory cost. Other factors that management considers in determining these reserves include whether individual inventory parts or chemicals meet current specifications and cannot be substituted for, or reworked into, a part currently being sold or used as a service part, overall market conditions, and other inventory management initiatives.

As of December 31, 2010 and 2009, we had $2.4 million and $2.6 million, respectively, of inventory valuation reserves recorded. Although management believes these reserves are adequate, any adverse changes in market conditions may require us to record additional inventory valuation reserves.

Non-marketable Equity Securities

We selectively invest in non-marketable equity securities of private companies, which range from early-stage companies that are often still defining their strategic direction to more mature companies whose products or technologies may directly support an ATMI product or initiative. Our non-marketable equity investments are recorded using cost basis or the equity method of accounting, depending on the facts and circumstances of each investment. At December 31, 2010, the carrying value of our portfolio of strategic investments in non-marketable equity securities totaled $22.3 million ($22.1 million at December 31, 2009). In certain instances, we loan funds to early-stage investees at market interest rates to enable them to focus on product and technology development. Non-marketable equity and debt securities are included in the Consolidated Balance Sheets under the caption "Other non-current assets." We receive regular financial information from our investees, typically on a one-month lag.

Investments in non-marketable equity securities are inherently risky, and some of these companies are likely to fail. Their success (or lack thereof) is dependent on product development, market acceptance, operational efficiency, attracting and retaining talented professionals, and other key business success factors. In addition, depending on their future prospects, they may not be able to raise additional funds when needed or they may receive lower valuations, with less favorable investment terms than in previous financings, and the investments would likely become impaired.

We review our investments quarterly for indicators of impairment; however, for non-marketable equity securities, the impairment analysis may require significant judgment to identify events or circumstances that would likely have a significant adverse effect on the fair value of the investment. The indicators that we use to identify those events or circumstances include: (a) the investee's revenue and earnings trends relative to predefined milestones and overall business prospects; (b) the technological feasibility of the investee's products and technologies; (c) the general market conditions in the investee's industry or geographic area, including adverse regulatory or economic changes; (d) factors related to the investee's ability to remain in business, such as the investee's liquidity, and the rate at which the investee is using its cash; and (e) the investee's receipt of additional funding at a lower valuation.

Investments identified as having an indicator of impairment are subject to further analysis to determine if the investment is other-than-temporarily impaired, in which case we write the investment down to its fair value, using the framework required by Accounting Standards Codification ("ASC") 820, "Fair Value Measurements and Disclosures" ("ASC 820"). When an investee is not considered viable from a financial or technological point of view, we write down the entire investment since we consider the estimated fair market value to be nominal. If an investee obtains additional funding at a valuation lower than our carrying amount, or requires a new round of equity funding to stay in operation and the new funding does not appear imminent, we presume that the investment is other-than-temporarily impaired, unless specific facts and circumstances indicate otherwise. We recognized no impairments in our portfolio of non-marketable equity securities in 2010 (none in 2009 and $1.6 million in 2008).

Income Taxes

The net deferred tax liability at December 31, 2010 was $1.3 million compared to a future tax benefit of $3.2 million at December 31, 2009. For our deferred future tax benefits, we believe that our earnings during the periods when the temporary differences become deductible will be sufficient to realize the related future income tax benefits. For those jurisdictions where the expiration date of tax carryforwards or the projected operating results indicate that realization is not likely, a valuation allowance is provided.

In the ordinary course of business there is inherent uncertainty in quantifying our income tax positions. We assess our income tax positions and record tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances, and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50 percent likelihood of being realized upon ultimate settlement with a taxing authority. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. We adjust these unrecognized tax benefits, including any effect on the related interest and penalties, in light of changing facts and circumstances. A number of years may elapse before a particular matter for which we have established an unrecognized tax benefit is audited and fully resolved. To the extent we prevail in matters for which we have recorded an unrecognized benefit, or are required to pay amounts in excess of what we have recorded, our effective tax rate in a given financial statement period could be materially affected. An unfavorable tax settlement might require use of our cash and/or result in an increase in our effective tax rate in the year of resolution. A favorable tax settlement would be recognized as a reduction in our effective tax rate in the year of resolution. For a discussion of current tax matters, see Note 10 to the Consolidated Financial Statements.

In assessing the need for a valuation allowance, we estimate future taxable income, considering the feasibility of ongoing tax planning strategies and the realizability of tax loss carryforwards. Valuation allowances related to deferred tax assets can be affected by changes to tax laws, changes to statutory tax rates, and future taxable income levels. In the event we were to determine that we would not be able to realize all or a portion of our deferred tax assets in the future, we would reduce such amounts through a charge to income in the period in which that determination is made or when tax law changes are enacted. Conversely, if we were to determine that we would be able to realize our deferred tax assets in the future in excess of the net carrying amounts, we would decrease the recorded valuation allowance through an increase to income in the period in which that determination is made. With the January 1, 2009 adoption of revised business combinations rules, changes in deferred tax asset valuation allowances recorded in a business combination and income tax uncertainties after the acquisition date generally will affect income tax expense.

Depreciable Lives of Property, Plant, and Equipment

ATMI's net property, plant, and equipment at December 31, 2010 and 2009 was $119.1 million and $124.6 million, respectively, representing 22.3 percent and 27.1 percent, respectively, of the Company's consolidated total assets. Depreciation expense for the years ended December 31, 2010, 2009, and 2008 was $22.8 million, $22.3 million, and $20.1 million, respectively. Management judgment is required in the determination of the estimated depreciable lives that are used to calculate annual depreciation expense and accumulated depreciation.

Property, plant, and equipment are recorded at cost and depreciated over the assets' useful lives on a straight-line basis for financial reporting purposes. The estimated useful life represents the projected period of time that the asset will be productively employed by the Company and is determined by management based on many factors, including historical experience with similar assets and technological life cycles. Circumstances and events relating to these assets are monitored to ensure that changes in asset lives or impairments are identified and prospective depreciation expense or impairment expense is adjusted accordingly. The depreciation periods used are: buildings, 15 to 35 years; machinery and equipment, 3 to 10 years; software, 5 to 7 years; cylinders and canisters, 7 to 10 years; furniture and fixtures, 5 years; and leasehold improvements, over the lesser of the lease term or estimated useful life. We use accelerated depreciation methods for tax purposes where appropriate.

Equity-Based Compensation

We account for awards of equity-based compensation under our employee stock plans using the fair value method. Accordingly, we estimate the grant date fair value of our equity-based awards and amortize this fair value to compensation expense over the requisite service period or vesting term. To estimate the fair value of our stock option awards, we currently use the Black-Scholes-Merton options-pricing model. The determination of the fair value of equity-based awards on the date of grant using an options-pricing model is affected by our then current stock price as well as by assumptions regarding a number of complex and subjective variables. Management is required to make certain judgments for these variables, which include the expected stock price volatility over the term of the awards, the expected term of options based on employee exercise behaviors, and the risk-free interest rate. For awards granted subsequent to January 1, 2006, expected stock price volatility is based on the historical volatility of ATMI common stock for a period shorter than the expected term of the options. We have excluded the historical stock price volatility prior to the public announcement regarding the sale of our non-core businesses in 2004, because those businesses that were sold represented a significant portion of ATMI's consolidated business and were subject to considerable cyclicality associated with the semiconductor equipment industry, which drove increased volatility in ATMI's stock price. The expected term of options granted represents the period of time that options are expected to be outstanding. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for a period commensurate with the estimated expected term. We recognize expense only for those awards expected to vest. If actual results are not consistent with our assumptions and judgments used in estimating key assumptions in future periods, the stock option expense that the Company records for future grants may differ significantly from what the Company has recorded in the current period.

Equity-based compensation expense is generally recognized on a straight-line basis over the estimated service period of the awards.

Fair Value Measurements

All of our financial assets and liabilities are measured at fair value based upon Level 1 or Level 2 inputs, as defined under ASC 820, with the exception of one auction rate security, which has been measured using Level 3 inputs, because the security is illiquid. For Level 1 measurements, we use quoted prices in active markets for identical assets and liabilities. For Level 2 measurements, we use observable inputs other than Level 1 prices, such as quoted prices for similar assets and liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities. For Level 3 measurements, we use unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

The calculation of fair value for our auction-rate security requires critical judgments and estimates by management including assumptions about the anticipated term and the yield that a market participant would require to purchase such a security in the current market environment. As of December 31, 2010, we have recorded a temporary impairment charge of $1.1 million, net of tax, within the caption "Accumulated other comprehensive income" on the Consolidated Balance Sheets. We determine the fair value of our auction-rate security using input from an independent third-party, and by incorporating assumptions about the anticipated term and the yield that a market participant would require to purchase such a security in the current market environment. We did not determine that any incremental credit loss occurred in 2010. In 2009, we recorded a credit loss of $0.3 million in our Consolidated Statement of Operations. While we believe the valuation methodologies are appropriate, the use of valuation methodologies is highly judgmental and changes in methodologies or market conditions for this security can have a material effect on the values of the related assets, our financial position, and overall liquidity.

On November 2, 2010, ATMI's Belgian subsidiary acquired the remaining 60 percent of the outstanding shares of Artelis S.A. As part of the acquisition, we recognized a liability for the fair value of contingent payments tied to future revenue performance for the fiscal years 2012 through 2014. The contingent payment tied to future revenue performance has a range of possible outcomes from zero to $23.3 million. The fair value measurements were calculated using unobservable inputs (primarily using discounted cash flow analyses, a discount rate of 17 percent, and reliance on the market and product knowledge of internal experts), classified as Level 3, requiring significant management judgment due to the absence of quoted market prices or observable inputs for assets of a similar nature.

As of December 31, 2010 and 2009, the fair value of our auction-rate security was $2.9 million and $2.6 million, respectively. As of December 31, 2010, the fair value of our Artelis acquisition contingent performance obligations associated with future revenue was $8.4 million. See Notes 1 and 5 for additional discussion regarding our auction-rate security and Notes 1, 5, and 7 for additional details regarding the Artelis acquisition.

Goodwill and Other Intangible Assets

The assets and liabilities of acquired businesses are recorded under the purchase method of accounting at their estimated fair values at the dates of acquisition. Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses.

Goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to annual impairment testing. The identification and measurement of goodwill impairment involves the estimation of the fair value of reporting units. The estimates of fair value of reporting units are based on the best information available as of the date of the assessment, which primarily incorporate management assumptions about expected future cash flows and contemplate other valuation techniques. Future cash flows can be affected by changes in the global economy and local economies, changes in the microelectronics and biopharmaceutical industries, changes in technology, and the execution of management's plans. We concluded that goodwill was not impaired during 2010. A 10 percent decline in our projected reporting unit cash flows would not affect the conclusion we reached in 2010. Although no goodwill impairment has been recorded to date, there can be no assurances that future goodwill impairments will not occur.

Other Long-lived Amortizable Assets

We evaluate the potential impairment of other long-lived assets when appropriate. If the carrying value of assets exceeds the sum of the undiscounted expected future cash flows, the carrying value of the asset is written down to fair value.

Recent Accounting Pronouncements

See Note 1 to the Consolidated Financial Statements for information concerning recently issued accounting pronouncements.

Related Party Transactions

The Company's related parties are primarily unconsolidated equity affiliates. The Company did not engage in any material transactions involving related parties that included terms or other aspects that differ from those which would be negotiated with independent parties.

Results of Operations

This table shows the effect of pretax compensation cost arising from equity-based payment arrangements on the Consolidated Statements of Operations (in thousands):

December 31,	2010	2009	2008
Cost of revenues	$ 357	$ 315	$ 339
Research and development	866	523	530
Selling, general, and administrative	6,470	4,902	5,831
Total equity-based compensation expense	$7,693	$5,740	$6,700

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Overview

During the year ended December 31, 2010, ATMI's revenues increased by 44.2 percent compared to the year ended December 31, 2009. Growth was seen across all of our product lines and was primarily the result of higher customer demand driven by higher wafer starts and fab utilization and increased demand for life sciences products. Our gross margin increased by 780 basis points to 47.9 percent in 2010 compared to 40.1 percent in 2009, primarily because of sales volume increases as a result of the improving global economy and favorable product mix. Research and development expenses ("R&D") grew 30.9 percent in 2010 from 2009. The increase was driven primarily by increased High Productivity Development ("HPD") licensing/maintenance and higher employee-related spending. Selling, general, and administrative expenses ("SG&A") increased by 11.9 percent in 2010 from 2009. The increase is primarily the result of increased employee-related expenses, travel, and legal expenses. SG&A, as a percent of revenues, decreased to 23.3 percent in 2010 compared to 30.0 percent in 2009. Operating income increased to $41.9 million in 2010 from a loss of $11.3 million in 2009. In 2010, we recognized $8.4 million of gains on equity-method investments, due either to the sale of shares or remeasurement as a result of an acquisition. Our effective tax rate was 22.0 percent in 2010, compared to an effective tax benefit rate of 51.2 percent in 2009. In 2010, we generated net income of $39.5 million ($1.24 per diluted share) compared to a net loss of $6.7 million ($0.21 per diluted share) in 2009.

On November 2, 2010, ATMI's Belgian subsidiary acquired the remaining 60 percent of the outstanding shares of Artelis S.A. The total accounting purchase consideration of $21.8 million included the cash payment of $4.0 million, the fair value of contingent payments tied to future revenue performance of $8.4 million, the carrying value of $5.9 million related to our original 40 percent non-controlling ownership interest, and assumed debt of $3.5 million. The contingent payments tied to future revenue performance have a range of possible outcomes from zero to a maximum of $23.3 million. In 2010, we had an effective income tax rate of 22.0 percent, compared to a 2009 effective income tax benefit rate of 51.2 percent. The 2010 income tax rate differs from the Federal statutory rate of 35.0 percent primarily due to the benefit of lower income tax rates in foreign jurisdictions, a non-taxable investment remeasurement gain from the Artelis acquisition, tax benefits on foreign dividends, an increase in certain valuation allowances, the U.S. R&D tax credit reinstatement, state taxes, and changes in established reserves.

The following is a summary of selected consolidated earnings information (in thousands of dollars):

December 31,	2010	2009	% Change
Revenues	$367,256	$254,704	44.2%
Cost of revenues	191,248	152,520	25.4%
Gross profit	176,008	102,184	72.2%
Gross margin	47.9%	40.1%	7.8%
Research and development	48,645	37,162	30.9%
R&D as a percent of revenues	13.2%	14.6%	(1.4)%
Selling, general, and administrative	85,425	76,359	11.9%
SG&A as a percent of revenues	23.3%	30.0%	(6.7)%
Operating income (loss)	41,938	(11,337)	469.9%
Operating margin	11.4%	(4.5)%	15.9%
Effective tax rate	22.0%	(51.2)%	73.2%
Net income (loss)	$ 39,506	$ (6,660)	693.2%
Earnings per diluted share	$1.24	$(0.21)	690.5%

Revenues. Revenues increased 44.2 percent to $367.3 million in 2010 from $254.7 million in 2009. Growth was seen across all of our product lines and was primarily the result of higher customer demand driven by increased wafer starts and increased demand for life sciences products. Growth occurred in both our microelectronics and life sciences product lines, but was more pronounced in the microelectronics product lines, primarily as a result of improved wafer starts and fab utilization rates due in large part to the macro-economic recovery, and also driven by strength in demand for our copper-related materials, especially in memory applications. Revenues in 2009 were also negatively affected by excess inventory in the SDS distribution channel. Revenues in our microelectronics product lines grew 45.9 percent to $336.5 million in 2010 from $230.7 million in 2009. In our life sciences product line, revenues grew 28.1 percent to $30.7 million in 2010 compared to $24.0 million in 2009. The growth in life sciences revenues was driven by a combination of the continuing industry shift to disposables, which is driving demand for our single-use mixing and containment technologies. While demand, in general, has been improving, given the pressures to bring costs down in the consumer and microelectronics industries, we continue to experience pricing pressure with several of our older products, including SDS and our photo and copper material products. The effect of foreign currency was not significant in 2010 as declines associated with the U.S. dollar's weakness against the Japanese Yen were partially offset by strengthening against the Euro.

Gross Profit. Gross profit increased 72.2 percent to $176.0 million in 2010 from $102.2 million in 2009. The increase in gross profit was driven primarily by increased revenues across our product lines as a result of improved economic conditions and a mix benefit driven by increased sales volumes in our copper materials, SDS, and life sciences product lines, partially offset by continued pricing pressure. Gross profit in 2009 was reduced by $3.1 million from asset impairment charges and by $2.1 million of expense to increase our reserves for excess and obsolete inventories. Gross profit in our microelectronics product lines increased 74.4 percent to $165.8 million in 2010 from $95.1 million in 2009. Gross profit margin in microelectronics was approximately 49 percent in 2010 compared to approximately 41 percent in 2009. Gross profit in our life sciences product lines increased 43.5 percent to $10.2 million in 2010 compared to $7.1 million for 2009. Gross profit margins in our life sciences product lines also improved from approximately 30 percent in 2009 to approximately 33 percent in 2010 driven by increased revenue volumes.

Research and Development Expenses. R&D increased 30.9 percent to $48.6 million in 2010 compared to $37.2 million in 2009 as we continued to fund our investments to develop advanced materials and HPD capabilities. The increase in 2010 spending was driven by increased HPD licensing and maintenance contract costs ($6.6 million); higher employee-related spending ($2.8 million) driven by increased incentives ($1.3 million) and higher salaries ($0.6 million), and equity-based compensation ($0.3 million); increased depreciation ($0.8 million); higher outside services spending ($0.6 million); increased travel ($0.5 million); maintenance ($0.4 million); increased consumption of materials and consumables ($0.4 million); and higher intellectual property costs ($0.5 million); partially offset by significantly lower asset impairments ($1.6 million). As a percentage of revenues, spending was lower in 2010 (13.2 percent) than in 2009 (14.6 percent), because of economic improvements, growth in wafer starts, and fab utilization rates which resulted in increased revenues. We plan to continue to actively invest in our HPD capabilities in the foreseeable future, because we believe this investment will be a competitive advantage for ATMI to drive significant new opportunities in cleans chemistries and other new products.

Selling, General, and Administrative Expenses. SG&A increased 11.9 percent (or $9.1 million) to $85.4 million in 2010 from $76.4 million in 2009. SG&A, as a percentage of revenues, decreased to 23.3 percent in 2010 compared to 30.0 percent in 2009. The increase in 2010 spending was due to higher employee-related costs ($8.8 million) caused primarily by higher incentive compensation of $4.6 million, higher salaries on increased payroll of $0.9 million, and equity-based compensation of $1.5 million. We also increased spending in these areas: travel and entertainment ($1.8 million), employee recruitment ($1.4 million), and legal expenses ($1.3 million), which were driven by both business development and litigation activities. These spending increases were partially offset by increased distributor marketing reimbursements ($1.1 million), lower depreciation ($0.8 million) and significantly lower asset impairments ($2.2 million). The results in 2009 included $2.5 million of asset impairment charges related primarily to redundant enterprise management software and a $1.4 million charge to increase bad debt expense, due to customer bankruptcies and general economic conditions.

Operating Income (Loss). In 2010, we generated operating income of $41.9 million compared to an operating loss of $11.3 million in 2009. This change is from a variety of factors, as noted above.

Interest Income. Interest income decreased to $0.9 million in 2010 from $1.2 million in 2009. The primary reason for the decrease was lower average yields on invested balances.

Impairment of Investments. The results for 2009 included a $2.5 million impairment charge, primarily related to a write-down associated with an auction-rate security.

Other Income (Expense), Net. In 2010, other income (expense), net of $7.7 million was driven by a $5.9 million non-cash investment gain on our minority interest in Artelis, a $2.5 million gain from the sale of a portion of our equity investment in Anji, a $0.5 million gain from the sale of a marketable equity security, and the release of notes receivable reserves of $0.4 million. In 2009, we recognized $1.2 million of losses from investments accounted for by the equity method and $0.2 million of realized and unrealized losses on foreign exchange.

Provision (Benefit) for Income Taxes. In 2010, we had an effective income tax rate of 22.0 percent, compared to a 2009 effective income tax benefit rate of 51.2 percent. The 2010 income tax rate differs from the Federal statutory rate of 35.0 percent, primarily due to the benefit of lower income tax rates in foreign jurisdictions, a non-taxable investment remeasurement gain from the Artelis acquisition, tax benefits on foreign dividends, an increase in certain valuation allowances, the U.S. R&D tax credit reinstatement, state taxes, and changes in established reserves. The 2009 income tax benefit rate of 51.2 percent differs from the Federal statutory rate of 35.0 percent, primarily due to the benefit of lower income tax rates in foreign jurisdictions, and a net $0.7 million reversal of previously established reserves, primarily resulting from the lapse of the applicable statutes of limitations. As of December 31, 2010, the Company had a net deferred tax liability on the balance sheet of $1.3 million, primarily because of temporary differences (i.e., accrued liabilities, inventory adjustments, equity-based compensation, and depreciation and amortization), state tax credit carryforwards, foreign and state net operating loss carryforwards, and R&D tax credits in Taiwan. The Company has been audited in the United States by the Internal Revenue Service through tax year 2007, and is currently being audited for tax years 2008 and 2009.

Year Ended December 31, 2009 Compared to
Year Ended December 31, 2008

Overview

During the year ended December 31, 2009, ATMI's revenues declined by 24.9 percent compared to the year ended December 31, 2008, primarily due to the severe global economic downturn causing reductions in wafer starts and lower fab utilization rates, which was magnified by excess inventory in the SDS distribution channel, as well as our customers' aggressive management of their inventories. Our gross margin declined by 900 basis points to 40.1 percent in 2009 compared to 49.1 percent in 2008, primarily because of sales volume reductions as a result of the global recession and by unfavorable product mix caused by excess inventory in the SDS distribution channel. R&D declined 1.7 percent to $37.2 million in 2009 from $37.8 million in 2008. The decrease was driven primarily by reduced employee and discretionary spending partially offset by asset impairments taken in the first half of 2009. SG&A decreased by 14.0 percent in 2009 from 2008. The decrease is primarily the result of reduced employee expenses, controlled travel and entertainment, and other discretionary spending controls. Driven by the decline in sales, SG&A, as a percent of revenues, increased to 30.0 percent in 2009, compared to 26.2 percent in 2008. Operating income decreased 128.4 percent in 2009 to a loss of $11.3 million, primarily due to the decline in revenues and inclusive of non-recurring expense items. Our effective tax benefit rate was 51.2 percent in 2009, compared to an effective tax rate of 17.0 percent in 2008. As a result of the global recession and the charges discussed above, we incurred a net loss of $6.7 million ($0.21 per diluted share) in 2009 compared to net income of $33.3 million ($1.04 per diluted share) in 2008.

During 2009, we recognized $7.3 million ($3.1 million in cost of revenues, $1.6 million in research and development, and $2.6 million in selling, general, and administrative) of impairment charges for long-lived assets that are being held and used, but were deemed either redundant or idled due to uncertainties of future demand, a $2.4 million impairment charge for an auction-rate security, $1.4 million of bad debt expense, and $2.1 million for excess and obsolete inventory expense. In response to the economic circumstances, we implemented targeted cost-reduction actions to better align the Company's activities with expectations for customer demand for our products and to preserve cash, without hindering our commitment to make investments that we expect to drive future growth. These actions resulted in lower spending in 2009 compared to 2008 in these areas: salaries and incentives ($12.8 million); travel and entertainment ($4.4 million), and recruiting and relocation ($0.9 million). We also amended an alliance agreement in order to better align the timing of certain support activities related to our HPD capabilities to the expected timing of our customer integration activities. The amendment reduced the amount we were contractually committed to pay for these support activities in 2009 and confirms commitments to pay for these incremental activities in 2010.

The following is a summary of selected consolidated earnings information (in thousands of dollars):

December 31,	2009	2008	% Change
Revenues	**$254,704**	$339,063	(24.9)%
Cost of revenues	**152,520**	172,551	(11.6)%
Gross profit	**102,184**	166,512	(38.6)%
Gross margin	**40.1%**	49.1%	(9.0)%
Research and development	**37,162**	37,809	(1.7)%
R&D as a percent of revenues	**14.6%**	11.2%	3.4%
Selling, general, and administrative	**76,359**	88,781	(14.0)%
SG&A as a percent of revenues	**30.0%**	26.2%	3.8%
Operating income (loss)	**(11,337)**	39,922	(128.4)%
Operating margin	**(4.5)%**	11.8%	(16.3)%
Effective tax rate	**(51.2)%**	17.0%	(68.2)%
Net income (loss)	**$ (6,660)**	$ 33,327	(120.0)%
Earnings (loss) per diluted share	**$(0.21)**	$1.04	(120.2)%

Revenues. Revenues decreased 24.9 percent to $254.7 million in 2009 from $339.1 million in 2008. The decline in revenues in 2009 compared to 2008 occurred in both our microelectronics and life sciences product lines and was primarily the result of the global economic downturn, magnified by excess inventory in the SDS distribution channel. Revenues in our microelectronics product lines declined 25.6 percent to $230.7 million in 2009 from $310.1 million in 2008. The primary driver of the decline in microelectronics revenues was excess inventory in the SDS channel which was driven by our customers' aggressive management of their inventories. Consumer electronics spending, the primary driver of wafer starts and fab utilization rates, was flat in 2009 compared to 2008, with declines in the first half of 2009 and signs of improvement in the second half of the year. Reductions in average selling prices accounted for approximately 2 percent of the decline in microelectronics revenues in 2009. Revenues in our life sciences product lines decreased 17.0 percent in 2009 to $24.0 million compared to $28.9 million in 2008. The decline in life sciences revenues is primarily attributable to global macroeconomic conditions, customer reductions in capital spending, and aggressive management of inventories by biopharmaceutical companies as a result of economic uncertainties. Reductions in average selling prices accounted for approximately 1 percent of the decline in life sciences revenues in 2009. The effect of foreign currency was not significant in 2009 as declines associated with the US dollar weakness against the Japanese Yen were partially offset by strengthening against the Euro.

Gross Profit. Gross profit decreased 38.6 percent to $102.2 million in 2009 from $166.5 million in 2008. Gross profit in our microelectronics product lines decreased 38.7 percent to $95.1 million in 2009 from $155.0 million in 2008. Sales volume reductions as a result of the global recession and unfavorable product mix caused by excess inventory in the SDS distribution channel were the primary drivers of the decline in gross profit. Gross profit was also reduced by $3.1 million from asset impairment charges, due primarily to the planned idling of manufacturing capacity of gas products to eliminate a redundant cost structure, $2.1 million of expense to increase our reserves for excess and obsolete inventories to cover expected chemical shelf-life issues in our microelectronics product lines, partially offset by $2.4 million in reduced employee costs. The 2008 gross profit margins included benefits from a $3.1 million settlement with a distributor and a $2.4 million business interruption claim recovery. Removing the effects of one-time events, our 2009 gross margins were 41.9 percent compared to 48.1 percent in 2008. Gross profit margins in our microelectronics product lines were approximately 41 percent in 2009 compared to approximately 50 percent in 2008, driven by lower volume, average selling price declines, as discussed above, and our mix of sales. In our life sciences product line, gross profit declined 38.3 percent to $7.1 million compared to $11.5 million in 2008, driven primarily by lower revenue volumes due to the global recession, increased fixed costs to develop a global manufacturing platform, and higher quality control expenses. Gross profit margins in our life sciences product lines declined to approximately 30 percent in 2009 compared to approximately 40 percent in 2008.

Research and Development Expenses. R&D decreased only 1.7 percent to $37.2 million in 2009 from $37.8 million in 2008, because we continued our funding of investments to develop advanced materials and HPD capabilities. The decrease in R&D spending was primarily caused by reduced employee expenses of $1.6 million compared to 2008, cost reduction activities leading to reduced outsourced service spending, including patent and trademark services of $2.7 million compared to 2008, partially offset by a $1.6 million asset impairment charge related to idled equipment, $0.8 million of lower government contract reimbursements, $0.7 million of higher equipment depreciation costs, and planned increases in spending associated with HPD licensing and outsourced development related to cleans chemistries of $0.7 million. The spending in 2009 was higher as a percent of revenues than 2008, driven by the decline in revenue, partially offset by our continued investments in new product development in order to position ourselves for the future. As a result of the global economic recession and related effect on our business, we amended an alliance agreement in 2009 in order to better align the timing of certain HPD capabilities support activities to the expected timing of our customer integration activities. The amendment reduced the amount we were contractually committed to pay for support activities in 2009 and confirms commitments to pay for these incremental activities in 2010.

Selling, General, and Administrative Expenses. SG&A decreased 14 percent (or $12.4 million) to $76.4 million in 2009 from $88.8 million in 2008. SG&A, as a percentage of revenues, increased to 30.0 percent in 2009 compared to 26.2 percent in 2008. As a result of the economic environment, we implemented cost reduction activities, which drove the decline in SG&A. These activities included reduced salaries and incentives ($7.5 million), travel and entertainment ($3.0 million), outside professional services ($1.7 million), trade show costs ($0.8 million), and savings from the temporary suspension of the Company's discretionary 401K match ($0.6 million). Legal litigation costs were $1.6 million lower in 2009 compared to the same period of 2008, due to the settlement of the litigation with Praxair. The results in 2009 include $2.5 million of asset impairment charges, related primarily to redundant enterprise management software, and a $1.4 million charge to increase our reserves for bad debt to cover exposures related to customer bankruptcy filings and uncertainties of collections, due to general macroeconomic conditions.

Operating Income (Loss). We incurred an operating loss of $11.3 million in 2009 compared to generating operating income of $39.9 million in 2008. This change is from a variety of factors, as noted above.

Interest Income. Interest income decreased to $1.2 million in 2009 from $3.1 million in 2008. The primary reason for the decrease was lower rates of return given the significant reduction in market interest rates since the prior year.

Impairment of Investments. The results for 2009 included a first quarter $2.5 million impairment charge, primarily related to a write-down associated with an auction-rate security. In 2008, Ceradyne, Inc. completed its acquisition of SemEquip, Inc. ("SemEquip"), an entity in which ATMI had previously invested. Prior to the acquisition, ATMI's cost-basis investment in SemEquip was $2.2 million. ATMI received $0.6 million representing its share of the closing proceeds. As a result, we wrote off the remaining $1.6 million balance from our investment in SemEquip, due to the uncertainty of collecting amounts in the future related to the earnout provisions of the deal. Also in 2008, due to changes in events and circumstances related to a convertible note due from an early-stage semiconductor materials venture that is in bankruptcy, we recognized an impairment charge of $1.8 million to fully write down the value of this convertible note.

Other Income (Expense), Net. We recognized $1.2 million of losses from investments accounted for by the equity method and $0.2 million of realized and unrealized losses on foreign exchange in 2009. The 2008 results include $0.6 million of losses from investments accounted for by the equity method, net of a $1.1 million gain representing our after-tax, proportionate share from the sale of assets by an equity-method investee, a $2.0 million gain from the sale of a marketable security, and $0.6 million of realized losses on foreign exchange.

Provision (Benefit) for Income Taxes. In 2009, we had an effective income tax benefit rate of 51.2 percent, compared to a 2008 effective income tax rate of 17.0 percent. The 2009 income tax benefit rate differs from the Federal statutory rate of 35.0 percent, primarily due to the benefit of lower income tax rates in foreign jurisdictions, and a net $0.7 million reversal of previously established reserves, primarily resulting from the lapse of the applicable statutes of limitations. The 2008 effective income tax rate of 17.0 percent differs from the Federal statutory rate of 35.0 percent, primarily due to a $3.7 million reversal of previously established reserves, as a result of the lapse of the applicable statutes of limitations, the shift in mix of our pretax income to lower income tax jurisdictions, and effect of R&D credits. As of December 31, 2009, the Company had a net deferred tax asset on the balance sheet of $3.8 million, primarily because of temporary differences (i.e., accrued liabilities, inventory adjustments, equity-based compensation, and depreciation and amortization), state tax credit carryforwards, federal and state net operating loss carryforwards, and R&D tax credits in Taiwan.

Liquidity and Capital Resources

We assess liquidity in terms of our ability to generate cash to fund our operating and investing activities. Of particular importance to management are cash flows generated by operating activities and cash used for capital expenditures and acquisitions.

Until required for use in the business, we invest our cash reserves in bank deposits, certificates of deposit, money market securities, government and government-sponsored bond obligations, and other interest-bearing marketable debt instruments in accordance with our investment policy. We have contracted with investment advisers to invest our funds consistent with our investment policy. The value of our investments may be adversely affected by increases in interest rates, instability in the global financial markets that reduces the liquidity of securities included in our portfolio, and by other factors which may result in other-than-temporary declines in value of the investments, which could affect our financial position and our overall liquidity. Each of these events may cause us to record charges to reduce the carrying value of our investment portfolio or sell investments for less than our acquisition cost. We attempt to mitigate these risks with the assistance of our investment advisors by investing in high-quality securities and monitoring the overall risk profile of our portfolio. We also maintain a well-diversified portfolio that limits our credit exposure through concentration limits set within our investment policy.

We have financed our operating needs, capital expenditures, acquisitions, and share buybacks through cash flows from our operations, and existing cash. We expect to finance our current and planned operating requirements principally through cash from operations, as well as existing cash resources. We believe that these funds will be sufficient to meet our operating requirements for the foreseeable future. However, we may, from time to time, seek additional funding through a combination of additional equity and debt financings or from other sources.

We continue to invest in R&D to provide future sources of revenue through the development of new products, as well as through finding additional uses for existing products. We consider R&D and the development of new products and technologies an integral part of our growth strategy and a core competency of ATMI. Likewise, we continue to make capital expenditures in order to expand and modernize manufacturing facilities around the globe and to drive efficiencies throughout the organization. Additionally, management considers, on a continuing basis, potential acquisitions of strategic technologies and businesses complementary to our current business.

We have filed carryback claims of $10.2 million, related to the U.S. net operating loss and tax credits from tax year 2009. In 2010, we received an IRS cash refund of $9.2 million, and expect to receive the remaining $1.0 million in the near future.

ATMI has entered into a pledge agreement with Anji Microelectronics Co., Ltd. ("Anji") for the issuance of a financial guarantee in order to assist Anji in retaining its bank financing. See Note 14 for further discussion.

A summary of our cash flows follows (in thousands):

Year Ended December 31,	2010	2009
Cash provided by (used for):		
Operating activities	**$ 65,976**	$ 28,761
Investing activities	**(58,754)**	(18,596)
Financing activities	**(3,691)**	(995)
Effects of exchange rate changes on cash	**379**	942

Operating Activities

During the year ended December 31, 2010, we generated $66.0 million of cash from operations, which was $37.2 million higher than the $28.8 million generated during the year ended December 31, 2009. The positive cash flow from operations was primarily from net income, as adjusted for non-cash items, decreases in deferred income taxes, increases in accounts payable, and accrued expenses. These items were partially offset by increases in accounts receivable, inventories, other assets, and a decrease in other liabilities. There was a $5.9 million non-cash gain on the remeasurement of a non-controlling interest. Increases in inventories were a use of cash of $9.2 million and were driven by stronger demand and an increase to the build of required safety stock. Accounts receivable represented a use of cash of $9.0 million, primarily as a result of the increase in revenues.

Investing Activities

Net cash used for investing activities increased by $40.2 million in the year ended December 31, 2010 to $58.8 million. Our investing activities primarily relate to purchases of property, plant, and equipment, net purchases of marketable securities, and acquisitions. The increase of cash used for investing activities was driven by the $3.9 million acquisition of Artelis, minority equity investments, cash used for net purchases of marketable securities of $40.8 million, and $16.2 million of capital expenditures. We generated $5.2 million of cash from the sale of shares of one of our equity-method investments.

Financing Activities

Financing activities resulted in a use of cash of $3.7 million, which was an increase of $2.7 million from 2009, primarily related to share repurchases of $2.6 million, repayment of a loan assumed in the Artelis acquisition of $2.4 million, and net repayments of credit lines of $0.5 million, partially offset by the proceeds from the exercise of stock options of $1.8 million.

Summary of Contractual Obligations

This is a summary of consolidated debt, lease, purchase, and other obligations at December 31, 2010 (see Notes 3, 6, 7, 9, and 14 of the Consolidated Financial Statements), (in thousands):

		Payments Due by Period			
Contractual Obligations:	Total	Less than 1 Year	1-3 Years	4-5 Years	Thereafter
Capital leases	$ 53	$ 41	$ 12	$ —	$ —
Operating leases (1)	$13,154	3,939	3,651	1,910	3,654
Purchase obligations:					
Inventory	$ 8,455	8,455	—	—	—
Capital	$ 998	998	—	—	—
Other (2)	$21,180	21,180	—	—	—
Total	$30,633	30,633	—	—	—
Bank guarantee (3)	$ 2,500	2,500	—	—	—
Other long-term liabilities (4)	$ 4,388	—	4,063	—	325
Total debt, lease, purchase, and other long-term liability obligations	$50,728	$37,113	$7,726	$1,910	$3,979

(1) Includes $3.5 million of lease obligations assumed in the Artelis acquisition.

(2) Includes $15.2 million commitment to purchase R&D services associated with a strategic alliance partner.

(3) This guarantee on behalf of Anji Microelectronics Co., Ltd. was $4.0 million at December 31, 2010, and was reduced to $2.5 million effective January 1, 2011.

(4) Includes $3.5 million of asset retirement obligations.

See Note 9 to the Consolidated Financial Statements for further discussion of leases.

Off-Balance Sheet Arrangements

ATMI has extended a pledge agreement with Anji Microelectronics Co., Ltd. ("Anji") for the issuance of a financial guarantee up to $4.0 million in order to assist Anji in securing bank financing. In January 2011, we reduced our guarantee to a maximum amount of $2.5 million, which will expire no later than December 31, 2011. ATMI's guarantee is secured by Anji's assets and additional equity interests in Anji's operating subsidiaries. We believe that, based on independent credit rating agency research, and our knowledge of their business, Anji continues to be an acceptable credit risk. The fair value of the financial guarantee is $0.2 million at December 31, 2010.

In the third quarter of 2010, we extended the contract term of an existing commitment with a strategic alliance partner to purchase R&D services. The extension maintains our current R&D infrastructure and expense structures over the next two years. The extension resulted in an incremental commitment to cash payments of $5.2 million, $10.2 million, and $5.0 million in fiscal years 2010, 2011, and 2012, respectively.

Operations Outside the United States

For the years ended December 31, 2010, 2009, and 2008, sales outside the United States, including Asia and Europe, accounted for 82.3 percent, 80.2 percent, and 77.3 percent, respectively, of our revenues. Sales to Taiwan for the years ended December 31, 2010, 2009, and 2008 were 24.3 percent, 21.8 percent, and 23.5 percent, respectively, of our revenues. Sales to Japan for the years ended December 31, 2010, 2009, and 2008 were 13.5 percent, 14.3 percent, and 12.7 percent, respectively, of our revenues. Sales to South Korea for the years ended December 31, 2010, 2009, and 2008 were 18.4 percent, 20.2 percent, and 13.8 percent, respectively, of our revenues. Management anticipates that sales outside the United States will continue to account for a significant percentage of our total revenues. ATMI has wholly-owned subsidiaries in Taiwan, Singapore, China, Japan, and Germany where the Company sells and services several product lines. ATMI also has a wholly-owned subsidiary in South Korea that manufactures, sells, and distributes materials packaging, materials delivery equipment, and thin-film materials to the semiconductor and flat-panel display markets in South Korea. In addition, ATMI has two wholly-owned subsidiaries in Belgium that manufacture and sell high-purity materials packaging products primarily to the life sciences industry.

Cautionary Statements Under the Private Securities Litigation Reform Act of 1995

Forward-Looking Statements

Disclosures included in this Annual Report contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may be identified by words such as "anticipate," "plan," "believe," "seek," "estimate," "expect," "could," and words of similar meanings and include, without limitation, statements about the expected future business and financial performance of ATMI such as financial projections, expectations for demand and sales of new and existing products, customer and supplier relationships, research and development programs, market and technology opportunities, international trends, business strategies, business opportunities, objectives of management for future operations, microelectronics industry (including wafer start) growth, and trends in the markets in which the Company participates. Forward-looking statements are based on management's current expectations and assumptions, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. Investors and others should consider the cautionary statements and risk factors discussed on Form 10-K. Actual outcomes and results may differ materially from these expectations and assumptions because of changes in political, economic, business, competitive, market, regulatory, and other factors. ATMI undertakes no obligation to update publicly or review any forward-looking statements, whether as a result of new information, future developments or otherwise, except as required by law.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

As of December 31, 2010, the Company's cash and cash equivalents and marketable securities included bank deposits, time deposits, money market securities, and government and government-sponsored bond obligations. As of December 31, 2010, an increase of 100 basis points in interest rates on securities with maturities greater than one year would reduce the fair value of the Company's marketable securities portfolio by approximately $1.0 million. Conversely, a reduction of 100 basis points in interest rates on securities with maturities greater than one year would increase the fair value of the Company's marketable securities portfolio by approximately $1.1 million.

Foreign Currency Exchange Risk

Most of the Company's sales are denominated in U.S. dollars and as a result, the Company has limited exposure to foreign currency exchange risk with respect to sales made. Approximately 35 percent of the Company's revenues for the year ended December 31, 2010 were denominated in Japanese Yen ("JPY"), Korean Won ("KRW"), and Euros ("EUR"), but a majority of the product is sourced in U.S. dollars. Management periodically reviews the Company's exposure to currency fluctuations. This exposure may change over time as business practices evolve and could have a material effect on the Company's financial results in the future. We use forward foreign exchange contracts to hedge specific exposures relating to intercompany payments and anticipated, but not yet committed, intercompany sales (primarily parent company export sales to subsidiaries at pre-established U.S. dollar prices). The terms of the forward foreign exchange contracts are generally matched to the underlying transaction being hedged, and are typically under one year.

Because such contracts are directly associated with identified transactions, they are an effective hedge against fluctuations in the value of the foreign currency underlying the transaction. We recognize in earnings (Other income (expense), net) changes in the fair value of all derivatives designated as fair value hedging instruments that are highly effective and recognize in Accumulated other comprehensive income any changes in the fair value of any derivatives designated as cash flow hedging instruments that are highly effective and meet the other related accounting requirements. We generally do not hedge overseas sales denominated in foreign currencies or translation exposures. Further, we do not enter into derivative instruments for trading or speculative purposes and all of our derivatives were highly effective throughout the periods reported.

At December 31, 2010, we held forward foreign currency exchange contracts as economic hedges with notional amounts totaling $32.7 million, which are being used to hedge recorded foreign denominated liabilities and which will be settled in either JPY, KRW, EUR, or New Taiwan Dollars ("NTD"). Holding other variables constant, if there were a 10 percent decline in foreign exchange rates against the U.S. dollar for the JPY, KRW, EUR, and NTD, the fair market value of the foreign exchange contracts outstanding at December 31, 2010 would increase by approximately $2.5 million, which would be expected to be fully offset by foreign exchange gains on the amounts being hedged. The effect of an immediate 10 percent change in other foreign exchange rates would not be expected to have a material effect on the Company's future operating results or cash flows.

Changes in Market Risk

The recent global recession, driven initially by the crisis in global credit and financial markets, caused extreme disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, increases in unemployment rates, and uncertainty about economic stability. Although there has been recent economic improvement, there can be no assurance that there will not be further deterioration in credit and financial markets and deterioration of confidence in economic conditions. These economic uncertainties affect businesses such as ours in a number of ways, making it difficult to accurately forecast and plan our future business activities.

Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon this evaluation, our CEO and CFO concluded that, as of the end of the period covered by this Annual Report, our disclosure controls and procedures were effective in that they provided reasonable assurance that the information we are required to disclose in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

December 31,	2010	2009
Assets		
Current assets:		
Cash and cash equivalents	$ 68,648	$ 64,738
Marketable securities, current portion	58,495	32,650
Accounts receivable, net of allowances of $783 and $2,287, respectively	54,518	44,184
Inventories, net	62,832	53,761
Income taxes receivable	4,627	10,844
Deferred income taxes	6,801	7,883
Prepaid expenses	14,384	10,395
Other current assets	12,695	8,988
Total current assets	283,000	233,443
Property, plant, and equipment, net	119,053	124,609
Goodwill	46,981	33,394
Other intangibles, net	28,948	23,202
Marketable securities, non-current	25,429	10,590
Deferred income taxes, non-current	2,097	2,238
Other non-current assets	28,081	31,487
Total assets	$ 533,589	$ 458,963
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 21,045	$ 14,788
Accrued liabilities	5,918	4,804
Accrued salaries and related benefits	12,163	4,480
Income taxes payable	3,700	1,800
Other current liabilities	3,911	3,811
Total current liabilities	46,737	29,683
Deferred income taxes, non-current	10,245	6,886
Other non-current liabilities	18,182	10,904
Commitments and contingencies (Note 14)		
Stockholders' equity:		
Preferred stock, par value $.01 per share: 2,000 shares authorized; none issued	—	—
Common stock, par value $.01 per share: 100,000 shares authorized; 39,640 and 39,354 issued and 31,495 and 31,388 outstanding in 2010 and 2009, respectively	396	393
Additional paid-in capital	435,840	426,436
Treasury stock at cost (8,145 and 7,966 shares in 2010 and 2009, respectively)	(230,272)	(227,670)
Retained earnings	248,433	208,927
Accumulated other comprehensive income	4,028	3,404
Total stockholders' equity	458,425	411,490
Total liabilities and stockholders' equity	$ 533,589	$ 458,963

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

Year Ended December 31,	2010	2009	2008
Revenues	$367,256	$254,704	$339,063
Cost of revenues	191,248	152,520	172,551
Gross profit	176,008	102,184	166,512
Operating expenses:			
Research and development	48,645	37,162	37,809
Selling, general, and administrative	85,425	76,359	88,781
Total operating expenses	134,070	113,521	126,590
Operating income (loss)	41,938	(11,337)	39,922
Interest income	949	1,196	3,126
Impairment of investments	—	(2,486)	(3,432)
Other income (expense), net	7,740	(1,029)	530
Income (loss) before income taxes	50,627	(13,656)	40,146
Provision (benefit) for income taxes	11,121	(6,996)	6,819
Net income (loss)	$ 39,506	$ (6,660)	$ 33,327
Earnings (loss) per common share—basic	$1.26	$(0.21)	$1.06
Weighted-average shares outstanding—basic	31,413	31,398	31,447
Earnings (loss) per common share—diluted	$1.24	$(0.21)	$1.04
Weighted-average shares outstanding—diluted	31,895	31,398	32,078

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands)	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at December 31, 2007	$390	$412,423	$(168,844)	$180,973	$ 9,441	$434,383
Issuance of 60 shares of common stock pursuant to the exercise of employee stock options	1	1,318	—	—	—	1,319
Issuance of 15 shares of common stock pursuant to the employee stock purchase plan	—	324	—	—	—	324
Purchase of 2,113 treasury shares	—	—	(58,257)	—	—	(58,257)
Equity-based compensation	—	6,700	—	—	—	6,700
Income tax benefit from equity-based compensation	—	276	—	—	—	276
Other	1	(1)	—	—	—	—
Net income	—	—	—	33,327	—	33,327
Reclassification adjustment related to gain position, net of $925 tax provision	—	—	—	—	(1,574)	(1,574)
Change in fair value on available-for-sale securities, net of deferred income tax of $938	—	—	—	—	(1,598)	(1,598)
Reclassification adjustment to earnings related to derivative financial instruments at prior period end, net of deferred income tax of $46	—	—	—	—	(78)	(78)
Cumulative translation adjustment	—	—	—	—	(5,925)	(5,925)
Comprehensive income	—	—	—	—	—	24,152
Balance at December 31, 2008	392	421,040	(227,101)	214,300	266	408,897
Issuance of 15 shares of common stock pursuant to the exercise of employee stock options	—	236	—	—	—	236
Purchase of 35 treasury shares	—	—	(569)	—	—	(569)
Equity-based compensation	—	5,740	—	—	—	5,740
Income tax deficiency from equity-based compensation	—	(579)	—	—	—	(579)
Other	1	(1)	—	—	—	—
Cumulative effect of adoption of new accounting standard	—	—	—	1,287	(1,287)	—
Net loss	—	—	—	(6,660)	—	(6,660)
Reclassification adjustment related to marketable securities sold in net unrealized gain position, net of $32 tax provision	—	—	—	—	(55)	(55)
Change in fair value on available-for-sale securities, net of deferred income tax of $1,139	—	—	—	—	1,940	1,940
Cumulative translation adjustment	—	—	—	—	2,540	2,540
Comprehensive loss	—	—	—	—	—	(2,235)
Balance at December 31, 2009	393	426,436	(227,670)	208,927	3,404	411,490
Issuance of 104 shares of common stock pursuant to the exercise of employee stock options	**1**	**1,818**	—	—	—	**1,819**
Purchase of 179 treasury shares	—	—	**(2,602)**	—	—	**(2,602)**
Equity-based compensation	—	**7,693**	—	—	—	**7,693**
Income tax deficiency from equity-based compensation	—	**(105)**	—	—	—	**(105)**
Other	**2**	**(2)**	—	—	—	—
Net income	—	—	—	**39,506**	—	**39,506**
Reclassification adjustment related to marketable securities sold in net unrealized gain position, net of $282 tax provision	—	—	—	—	**(481)**	**(481)**
Change in fair value on available-for-sale securities, net of deferred income tax of $201	—	—	—	—	**343**	**343**
Cumulative translation adjustment	—	—	—	—	**762**	**762**
Comprehensive income	—	—	—	—	—	**40,130**
Balance at December 31, 2010	**$396**	**$435,840**	**$(230,272)**	**$248,433**	**$ 4,028**	**$458,425**

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

Year Ended December 31,	2010	2009	2008
Operating activities			
Net income (loss)	$ 39,506	$ (6,660)	$ 33,327
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Depreciation and amortization	26,718	26,799	24,141
Provision for (reversal of) bad debt	(798)	1,381	300
Provision for inventory obsolescence	625	2,093	1,544
Deferred income taxes	4,587	(1,880)	2,039
Income tax benefit (deficiency) from share-based payment arrangements	313	(579)	276
Excess tax benefit from share-based payment arrangements	—	—	(241)
Equity-based compensation expense	7,693	5,740	6,700
Realized gain on marketable securities	—	—	(1,967)
Long-lived asset impairments	544	7,298	177
Loss from equity-method investments	1,267	1,167	649
Impairment of investments	—	2,486	3,432
Gain on sale of equity investment	(2,461)	—	—
Gain on remeasurement of non-controlling interest	(5,923)	—	—
Other	4	281	29
Changes in operating assets and liabilities, net of effect of acquisitions:			
Accounts receivable	(9,034)	(2,790)	20,608
Inventories	(9,197)	400	(9,489)
Other assets	(4,680)	(3,767)	2,579
Accounts payable	5,169	1,808	(8,698)
Accrued expenses	8,421	(2,446)	(7,821)
Income taxes	7,942	(4,983)	(5,755)
Other liabilities	(4,720)	2,413	(1,214)
Net cash provided by operating activities	65,976	28,761	60,616
Investing activities			
Capital expenditures	(16,173)	(17,318)	(50,621)
Proceeds from the sale of property, plant, and equipment	142	33	26
Acquisitions of cost-basis and equity-basis investments	(3,144)	—	(10,000)
Acquisitions, net of cash acquired	(3,928)	—	(33,091)
Purchases of marketable securities	(101,235)	(66,540)	(44,856)
Proceeds from sales or maturities of marketable securities	60,432	65,243	85,886
Proceeds from sale of cost-basis and equity-basis investments	5,175	—	—
Other	(23)	(14)	—
Net cash used for investing activities	(58,754)	(18,596)	(52,656)
Financing activities			
Excess tax benefit from share-based payment arrangements	—	—	241
Purchases of treasury stock	(2,602)	(569)	(59,234)
Proceeds from exercise of stock options	1,819	236	1,643
Credit line borrowings	1,724	5,675	13,917
Credit line repayments	(2,207)	(6,291)	(12,815)
Payments of loans	(2,379)	—	(229)
Other	(46)	(46)	(64)
Net cash used for financing activities	(3,691)	(995)	(56,541)
Effects of exchange rate changes on cash and cash equivalents	379	942	(1,600)
Net increase (decrease) in cash and cash equivalents	3,910	10,112	(50,181)
Cash and cash equivalents, beginning of period	64,738	54,626	104,807
Cash and cash equivalents, end of period	$ 68,648	$ 64,738	$ 54,626
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash interest paid	$ 82	$ 188	$ 229
Cash income taxes paid	$ 12,237	$ 1,552	$ 14,109

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies

Description of Business

ATMI, Inc. (together with its subsidiaries, collectively referred to as the "Company," "ATMI," or "we") believes it is among the leading suppliers of high performance materials, materials packaging, and materials delivery systems used worldwide in the manufacture of microelectronics devices. Our products consist of "front-end" semiconductor performance materials, sub-atmospheric pressure gas delivery systems for safe handling and delivery of toxic and hazardous gases to semiconductor process equipment, and high-purity materials packaging and dispensing systems that allow for the reliable introduction of low volatility liquids and solids to microelectronics and biopharmaceutical processes. ATMI targets semiconductor and flat-panel display manufacturers, whose products form the foundation of microelectronics technology rapidly proliferating through the consumer products, information technology, automotive, and communications industries. The market for microelectronics devices is continually changing, which drives demand for new products and technologies at lower cost. ATMI's customers include many of the leading semiconductor manufacturers in the world who target leading-edge technologies. ATMI also addresses an increasing number of critical materials handling needs for the life sciences markets. Our proprietary containment, mixing, and bioreactor technologies are sold to the biotechnology and laboratory markets, which we believe offer significant growth potential. ATMI's objective is to meet the demands of our microelectronics and life sciences customers with solutions that maximize the efficiency of their manufacturing processes, reduce capital costs, and minimize the time to develop new products and integrate them into their processes.

Consolidation

The Consolidated Financial Statements include the accounts of all subsidiaries where control exists. Equity investments generally consist of 20 percent- to 50 percent-owned operations, which by definition demonstrate significant influence and instances where the Company through voting and similar rights can exercise significant influence. Operations less than 20 percent owned, where the Company does not exercise significant influence, are generally carried at cost. Earnings from equity investments are reported, net of income taxes, within the caption "Other income (expense), net" on the Consolidated Statements of Operations. Intercompany transactions have been eliminated. As of December 31, 2009, we changed the categorization of $0.6 million of unrecognized tax benefits from "Other non-current liabilities" to "Deferred income taxes, non-current" on the Consolidated Balance Sheets.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. While actual results could differ, management believes such estimates to be reasonable.

Revenue Recognition and Accounts Receivable

We recognize revenue when the following four criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured. Revenues from product sales are generally recognized upon delivery to a common carrier when terms are equivalent to free-on-board ("FOB") origin and upon receipt by a customer when terms are equivalent to FOB destination. In instances where final acceptance of equipment is specified by the purchase agreement, revenue is deferred until all acceptance criteria have been satisfied, except when reasonable reserves for returns can be effectively established due to substantial successful installation history for homogenous transactions. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected. We accrue for sales returns, warranty costs, and other allowances based on a current evaluation of our experience based on stated terms of the transactions.

We use an exclusive contract manufacturer (Matheson Tri-Gas), which is also an exclusive distribution partner, for the manufacture and distribution of our SDS products (the "Licensed Products"). Under the terms of the manufacturing agreement, ATMI retains the right to manufacture 25 percent of all Licensed Products, while the contract manufacturer has the right to manufacture 75 percent of all Licensed Products. Upon completion of manufacture, ATMI purchases all Licensed Products produced by the contract manufacturer. Under the terms of the distribution agreement, ATMI receives payment from the distributor based upon a formula which is dependent on the sale price obtained by the distributor to its customer. ATMI recognizes revenue from the sale of Licensed Products to this distribution partner when the distributor sells the Licensed Products to its customers, because that is when the sales price becomes fixed and determinable by the Company. During the years ended December 31, 2010, 2009, and 2008, ATMI recognized $79.9 million, $37.9 million, and $83.8 million of revenues from this distributor, respectively. During the years ended December 31, 2010, 2009, and 2008, ATMI recognized revenues from a Taiwanese foundry of $46.8 million, $36.3 million, and $36.6 million, respectively.

Billings to customers for shipping and handling are included in revenues. Costs incurred for shipping and handling of products are charged to cost of revenues. Credit is extended to customers based on an evaluation of each customer's financial condition; generally, collateral is not required. Revenues are presented in the Consolidated Financial Statements net of sales allowances and discounts. Accounts receivable are presented in the Consolidated Financial Statements net of the allowance for doubtful accounts. Taxes collected from customers and remitted to governmental authorities are presented on a net basis; that is, they are excluded from revenues.

Accounts Receivable Allowances

The allowance for doubtful accounts is established to represent our best estimate of the net realizable value of the outstanding accounts receivable balances. We estimate our allowance for doubtful accounts based on past due amounts and historical write-off experience, as well as trends and factors surrounding the credit risk of the markets we operate in and the financial viability of specific customers. In an effort to identify adverse trends, we assess the financial health of the markets we operate in and perform periodic credit evaluations of our customers and ongoing reviews of account balances and aging of receivables. Amounts are considered past due when payment has not been received within the time frame of the credit terms extended. Write-offs are charged directly against the allowance for doubtful accounts and occur only after all collection efforts have been exhausted.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities, accounts receivable, and currency forward exchange contracts. We invest our cash and cash equivalents and marketable securities in U.S. Government and municipal debt obligations, and time deposits. The Company had amounts due from two customers that accounted for approximately 42 percent and 38 percent of accounts receivable at December 31, 2010 and 2009, respectively.

Research and Development

Costs associated with the development of new products and improvements to existing products are charged to expense as incurred.

Cash and Cash Equivalents and Marketable Securities

Highly liquid investments with maturities of three months or less, when acquired, are classified as cash and cash equivalents. Investments in publicly traded securities with maturities greater than three months, when acquired, are classified as marketable securities.

All of the Company's marketable securities are classified as available-for-sale as of the balance sheet date and are reported at fair value, with unrealized gains and losses included in stockholders' equity as a component of Accumulated other comprehensive income, net of applicable taxes. We regularly review the fair value of marketable security declines below amortized cost to evaluate whether the decline is other-than-temporary. In making this determination, the Company considers all available evidence including, among other things, considering the duration and extent of the decline and the economic factors influencing the market to determine if the fair value will recover to equal or exceed the amortized cost. If we determine that the fair value will not recover, an other-than-temporary impairment is recognized, net of applicable taxes.

In April 2009, the guidance on the recognition and presentation of other-than-temporary impairments was amended for debt securities, like our Massachusetts Educational Financing Authority ("MEFA") auction-rate security, requiring us to determine both the credit and non-credit components when we conclude an investment has an other-than-temporary impairment. The change resulted in a second quarter 2009 recognition of a cumulative-effect adjustment to retained earnings, with a corresponding adjustment to Accumulated other comprehensive income because we recognized a non-cash other-than-temporary impairment of $2.4 million for our auction-rate security in the first quarter of 2009. As part of the transition of adoption, we determined the amount of the impairment related to credit loss and the amount related to all other factors. Since we concluded that we had no current intent to sell this security and it was not more likely than not that we will be required to sell the security before anticipated recovery of its remaining amortized cost, we adjusted Accumulated other comprehensive income (loss) for the component of the impairment loss due to all other factors, net of tax. Of the total $2.4 million pretax loss recognized in the first quarter of 2009, we determined the credit loss was $0.3 million and the loss due to other factors was $2.1 million. The credit loss of $0.3 million is being accreted to the cost basis of the security ratably over the expected term of the security, currently estimated to be 15 years. The estimated fair value of the auction-rate security was $2.9 million at December 31, 2010 and $2.6 million at December 31, 2009. See Note 5 for further discussion regarding the auction-rate security.

Marketable securities that are in a temporarily impaired position, where management has the ability and intent to hold until anticipated recovery or maturity, are classified as either current or non-current based on the remaining contractual maturity of the security. Those securities in a temporarily impaired position with contractual maturities greater than one year are classified as non-current.

As part of our ongoing cash management optimization efforts during 2010, the Company purchased South Korean time deposits, which were classified as marketable securities. At December 31, 2010 and 2009, the Company had $5.4 million and no time deposits, respectively, in South Korea.

Non-marketable Equity and Debt Securities

We selectively invest in non-marketable equity securities of private companies, which range from early-stage companies that are often still defining their strategic direction to more mature companies whose products or technologies may directly support an ATMI product or initiative. Our non-marketable equity investments are recorded using cost basis or the equity method of accounting, depending on the facts and circumstances of each investment. At December 31, 2010, the carrying value of our portfolio of strategic investments in non-marketable equity securities totaled $22.3 million ($22.1 million at December 31, 2009). In certain instances, we loan funds to early-stage investees at market interest rates to enable them to focus on product and technology development. Non-marketable equity and debt securities are included in the Consolidated Balance Sheets under the caption "Other non-current assets." ATMI's share of the income or losses of all equity-method investees, using the most current financial information available, which is typically one month behind ATMI's normal closing date, is included in our results of operations from the investment date forward.

Investments in non-marketable equity securities are inherently risky, and some of these companies are likely to fail. Their success (or lack thereof) is dependent on product development, market acceptance, operational efficiency, attracting and retaining talented professionals, and other key business success factors. In addition, depending on their future prospects, they may not be able to raise additional funds when needed or they may receive lower valuations, with less favorable investment terms than in previous financings, and the investments would likely become impaired.

We review our investments quarterly for indicators of impairment; however, for non-marketable equity securities, the impairment analysis may require significant judgment to identify events or circumstances that would likely have a significant adverse effect on the fair value of the investment. The indicators that we use to identify those events or circumstances include: (a) the investee's revenue and earnings trends relative to predefined milestones and overall business prospects; (b) the technological feasibility of the investee's products and technologies; (c) the general market conditions in the investee's industry or geographic area, including adverse regulatory or economic changes; (d) factors related to the investee's ability to remain in business, such as the investee's liquidity, and the rate at which the investee is using its cash; and (e) the investee's receipt of additional funding at a lower valuation.

Investments identified as having an indicator of impairment are subject to further analysis to determine if the investment is other-than-temporarily impaired, in which case we write the investment down to its fair value, using the framework required by Accounting Standards Codification ("ASC") 820, "Fair Value Measurements and Disclosures" ("ASC 820"). When an investee is not considered viable from a financial or technological point of view, we write down the entire investment since we consider the estimated fair market value to be nominal. If an investee obtains additional funding at a valuation lower than our carrying amount or requires a new round of equity funding to stay in operation and the new funding does not appear imminent, we presume that the investment is other-than-temporarily impaired, unless specific facts and circumstances indicate otherwise. We recognized no impairments in our portfolio of non-marketable equity securities in 2010 (none in 2009 and $1.6 million in 2008).

In July 2005, ATMI purchased 30 percent of the outstanding common stock of Anji Microelectronics Co., Ltd. ("Anji"), an entity in the development stage of researching and developing advanced semiconductor materials, with primary operations in Shanghai, China. We have determined that Anji is a variable interest entity. However, we have determined that we are not the primary beneficiary of Anji because we do not have the power, through voting or similar rights, to direct the activities of Anji that most significantly affect the entity's economic performance, and we are also not expected to absorb significant losses or gains from Anji. In July 2010, we reduced our equity ownership in Anji to 18 percent through the sale of a portion of our investment for $5.2 million. The transaction resulted in a gain of $2.5 million from the sale of these shares, net of a $0.4 million reserve for a put option granted to the buyer should certain contingencies occur over the next three years. The put option is carried on our balance sheet in the caption "Other non-current liabilities." ATMI's carrying value of the remaining shares is $3.9 million at December 31, 2010. ATMI changed its accounting for this investment from the equity method of accounting to the cost method as a result of the sale of these shares because ATMI is no longer able to exercise significant influence over the operations of Anji. The carrying value of ATMI's investment in Anji exceeds ATMI's share of Anji's net assets by approximately $2.6 million. The carrying value of our investment in Anji represents the cash paid, less our share of the cumulative losses during the period we used the equity-method of accounting. At December 31, 2010, the fair value of a guarantee ATMI provided on behalf of Anji was $0.2 million (see Note 14) and our maximum exposure to loss is $6.8 million, which consists of $3.9 million of our carrying value in this investment, plus $2.5 million associated with Anji's bank line of credit, which is guaranteed by ATMI, and a $0.4 million reserve for the put option.

Inventories

Inventories are stated at the lower of cost or market, using the first-in, first-out ("FIFO") method. Inventory valuation reserves are established in order to report inventories at the lower of cost or market value on our Consolidated Balance Sheets. The determination of inventory valuation reserves requires management to make estimates and judgments on the future salability of inventories. Valuation reserves for excess, obsolete, and slow-moving inventory are estimated by comparing the inventory levels of individual parts to both future sales forecasts or production requirements and historical usage rates in order to identify inventory where the resale value or replacement value is less than inventory cost. Other factors that management considers in determining these reserves include whether individual inventory parts or chemicals meet current specifications and cannot be substituted for, or reworked into, a part currently being sold or used as a service part, overall market conditions, and other inventory management initiatives.

As of December 31, 2010 and 2009, we had $2.4 million and $2.6 million, respectively, of inventory valuation reserves recorded.

Property, Plant, and Equipment, net

Property, plant, and equipment are carried at cost, net of accumulated depreciation. Depreciation is calculated on the straight-line method based on the estimated useful lives of the assets, which range from 3 to 35 years (see Note 6). The estimated useful life represents the projected period of time that the asset will be productively employed by the Company and is determined by management based on many factors, including historical experience with similar assets and technological life cycles. Circumstances and events relating to these assets are monitored to ensure that changes in asset lives or impairments are identified and prospective depreciation expense or impairment expense is adjusted accordingly. The depreciation periods used are: buildings, 15 to 35 years; machinery and equipment, 3 to 10 years; software, 5 to 7 years; cylinders and canisters, 7 to 10 years; furniture and fixtures, 5 years; and leasehold improvements, over the lesser of the lease term or estimated useful life. We use accelerated depreciation methods for tax purposes where appropriate.

Asset-Retirement Obligations

An asset-retirement obligation ("ARO") is recognized in the period in which sufficient information exists to determine the fair value of the liability with a corresponding increase to the carrying amount of the related property, plant, and equipment, which is then depreciated over its useful life. The liability is initially measured at fair value and then accretion expense is recorded in each subsequent period. The Company's AROs are primarily associated with five leased facilities where we have made substantial modifications to the leased property and we are obligated to restore the facilities at the end of the contractual term of each lease. See Note 9 for further discussion on leases.

Income Taxes

Current income taxes are determined based on estimated taxes payable or refundable on tax returns for the current year. Deferred income taxes are determined using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the benefit of an income tax position only if it is more likely than not (greater than 50 percent) that the tax position will be sustained upon tax examination, based solely on the technical merits of the tax position. Otherwise, no benefit can be recognized. The tax benefits recognized are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. We adjust these unrecognized tax benefits, including any effect on the related interest and penalties, in light of changing facts and circumstances. A number of years may elapse before a particular matter for which we have established an unrecognized tax benefit is audited and fully resolved. Additionally, the Company accrues interest and related penalties, if applicable, on all tax exposures for which reserves have been established consistent with jurisdictional tax laws, which is included in income tax expense. See Note 10 for more information and disclosures on income taxes.

Fair Value of Financial Instruments

The Company measures and reports financial assets and financial liabilities on a fair value basis, consistent with ASC 820, "Fair Value Measurements and Disclosures," using these three categories for classification and disclosure:

Level 1—Quoted prices in active markets for identical assets and liabilities. Level 1 assets and liabilities consist of cash, time deposits, money market fund deposits, certain of our marketable equity instruments, and forward foreign currency exchange contracts that are traded in an active market with sufficient volume and frequency of transactions.

Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets include certain of our marketable debt instruments with quoted market prices that are traded in less active markets or priced using a quoted market price for similar instruments.

Level 3—Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities. At December 31, 2010, our auction-rate security and the Artelis acquisition contingent consideration payment liability are the only items reflected in this category.

See Note 5 for more information on the methods and assumptions used to estimate the fair value of our other financial instruments.

Foreign Currency Exchange Contracts

We use forward foreign currency exchange contracts to hedge specific or anticipated exposures relating to intercompany payments (primarily U.S. export sales to subsidiaries at pre-established U.S. dollar prices), intercompany loans, and other specific and identified exposures. The terms of the forward foreign currency exchange contracts are matched to the underlying transaction being hedged, and are typically under one year. Because such contracts are directly associated with identified transactions, they are an effective hedge against fluctuations in the value of the foreign currency underlying the transaction.

Changes in the fair value of economic hedges are recognized in earnings as an offset to the change in the fair value of the underlying exposures being hedged. The changes in fair value of derivatives that are designated as cash-flow hedges are deferred in Accumulated other comprehensive income and are recognized in earnings as the underlying hedged transaction occurs. Any hedge ineffectiveness is recognized in earnings immediately. We do not enter into derivative instruments for trading or speculative purposes and all of our derivatives were highly effective throughout the periods reported. At December 31, 2010, we did not have any cash-flow hedges outstanding.

Counterparties to forward foreign currency exchange contracts are major banking institutions with credit ratings of investment grade or better and no collateral is required. There are no significant risk concentrations. We believe the risk of incurring losses on derivative contracts related to credit risk is remote.

Goodwill and Other Indefinite-Lived Intangible Assets

The assets and liabilities of acquired businesses are recorded under the purchase method of accounting at their estimated fair values at the dates of acquisition. Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses.

Goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to annual impairment testing. The identification and measurement of goodwill impairment involves the estimation of the fair value of reporting units. The estimates of fair value of reporting units are based on the best information available as of October 31, 2010, which primarily incorporate management assumptions about expected future cash flows and contemplate other valuation techniques. No goodwill impairment has been recorded to date.

Other Long-Lived Assets

We evaluate the potential impairment of other long-lived assets when indicators of impairment are present. If the carrying value of assets exceeds the sum of the undiscounted expected future cash flows, the carrying value of the asset is written down to fair value. We amortize acquired patents and other amortizable intangible assets over their estimated useful lives. All amortizable intangible assets are amortized using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 14 years.

Intercompany Loans

In certain circumstances, the Company maintains intercompany agreements with and among our wholly-owned subsidiaries under which funds are provided to subsidiaries to finance general business activities. Since settlement of these agreements is not expected in the foreseeable future, and there is no repayment schedule as part of the agreements, we treat these loans as permanent advances. Therefore, any associated foreign exchange gains and losses are deferred in Accumulated other comprehensive income in the period in which they arise.

Translation of Foreign Currencies

We conduct business in many different currencies and, accordingly, are subject to the inherent risks associated with foreign exchange rate movements. The financial position and results of operations of many of our foreign subsidiaries are measured using the local currency as the functional currency. Foreign currency-denominated assets and liabilities are translated into U.S. dollars at the exchange rates existing at the respective balance sheet dates, and income and expense items are translated at the average exchange rates during the respective periods. The aggregate effects of translating the balance sheets of these subsidiaries are deferred as a separate component of Stockholders' equity.

Equity-Based Compensation

The Company recognizes compensation expense in its Consolidated Financial Statements for all share-based payments granted based on the fair value on the date of grant. For share-based payments granted with a service period vesting restriction, compensation expense is recognized on a straight-line basis over the awards' respective vesting period. For share-based payments granted with a performance condition, we accrue compensation expense when we determine it is probable that the awards will be earned.

Recently Issued Accounting Pronouncements

In October 2009, the FASB issued Accounting Standards Update ("ASU") 2009-13, "Revenue Recognition (Topic 605)." This Update provides amendments to the criteria in Subtopic 605-24 for separating consideration in multiple-deliverable revenue arrangements. It establishes a hierarchy of selling prices to determine the selling price of each specific deliverable, which includes vendor-specific objective evidence (if available), third-party evidence (if vendor-specific evidence is not available), or estimated selling price if neither of the first two are available. This Update also eliminates the residual method for allocating revenue between the elements of an arrangement and requires that arrangement consideration be allocated at the inception of the arrangement. Finally, this Update expands the disclosure requirements regarding a vendor's multiple-deliverable revenue arrangements. This Update is effective for fiscal years beginning on or after June 15, 2010. We do not anticipate any material effect from this Update.

In July 2010, the FASB issued ASU 2010-20, "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses." ASU 2010-20 requires increased disclosures about the credit quality of financing receivables and allowances for credit losses, including disclosure about credit quality indicators, past due information, and modifications of finance receivables. The guidance is generally effective for reporting periods ending after December 15, 2010. There was no material impact from this Update.

In December 2010, the FASB issued ASU 2010-29, "Business Combinations (Topic 805)." This Update requires a public entity to disclose pro forma information for business combinations that occurred in the current reporting period and specifically requires the same information for the comparative prior period. This guidance is generally effective for annual reporting periods beginning on or after December 15, 2010. We do not anticipate any material effect from this Update.

In January 2011, the FASB issued ASU 2011-01, "Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20." ASU 2011-01 defers the portion of ASU 2010-20 related to troubled debt disclosures. This guidance is anticipated to be effective for interim and annual periods ending after June 15, 2011. We do not anticipate any material effect from this Update.

2. Marketable Securities

Marketable securities include at December 31, (in thousands):

	2010			2009		
	Cost	Gross Unrealized Gain (Loss)	Estimated Fair Value	Cost	Gross Unrealized Gain (Loss)	Estimated Fair Value
Securities in unrealized gain position:						
Common stock	**$ 251**	**$ 1,545**	**$ 1,796**	$ 343	$ 2,029	$ 2,372
Government debt obligations (1)	**16,661**	**87**	**16,748**	7,321	51	7,372
Government-sponsored debt obligations	**23,049**	**13**	**23,062**	16,974	20	16,994
Subtotal	**39,961**	**1,645**	**41,606**	24,638	2,100	26,738
Securities in unrealized loss position:						
Government debt obligations (1)	**26,138**	**(63)**	**26,075**	909	(1)	908
Government-sponsored debt obligations	**8,000**	**(9)**	**7,991**	13,022	(29)	12,993
Auction-rate security (2)	**4,695**	**(1,794)**	**2,901**	4,672	(2,071)	2,601
Subtotal	**38,833**	**(1,866)**	**36,967**	18,603	(2,101)	16,502
Securities at amortized cost:						
Time deposits	**5,351**	**—**	**5,351**	—	—	—
Government debt obligations (1)	**—**	**—**	**—**	—	—	—
Subtotal	**5,351**	**—**	**5,351**	—	—	—
Total marketable securities	**$84,145**	**$ (221)**	**$83,924**	$43,241	$ (1)	$43,240

(1) State and municipal government debt obligations
(2) Massachusetts Educational Financing Authority (MEFA) auction-rate security—Par Value $5,000,000 less non-cash credit loss of $305,000

The amortized cost and estimated fair value of available-for-sale securities, by contractual maturity, as of December 31, 2010 are shown below (in thousands); expected maturities may differ from contractual maturities because the issuers of the securities may exercise the right to prepay obligations without prepayment penalties.

	Cost	Estimated Fair Value
Due in one year or less	$31,588	$31,659
Due between one and three years	$47,611	$47,568
Auction-rate security (due in 2038)	$ 4,695	$ 2,901
	83,894	82,128
Common stock	251	1,796
	$84,145	$83,924

As of December 31, 2010, 36 out of the 68 marketable securities currently held were in an unrealized loss position. This table shows the Company's marketable securities that were in an unrealized loss position at December 31, 2010, and also shows the duration of time the security had been in an unrealized loss position (in thousands):

	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government debt obligations	$26,075	$(63)	$ 0	$ 0	$26,075	$ (63)
Government-sponsored debt obligations	7,991	(9)	—	—	7,991	(9)
Auction-rate security	—	—	2,901	(1,794)	2,901	(1,794)
Total	$34,066	$(72)	$2,901	$(1,794)	$36,967	$(1,866)

See Note 5 for further discussion.

3. Inventories

Inventories include at December 31, (in thousands):

	2010	2009
Raw materials	**$16,499**	$14,985
Work-in-process	**2,133**	2,446
Finished goods (1)	**46,575**	38,924
	65,207	56,355
Excess and obsolescence reserve	**(2,375)**	(2,594)
Inventories, net	**$62,832**	$53,761

(1) $3.8 million and $3.3 million of finished goods inventory resides at non-ATMI consignment locations at December 31, 2010 and 2009, respectively.

As of December 31, 2010, the Company had commitments for inventory purchases of $8.5 million.

4. Foreign Currency Exchange Contracts

At December 31, 2010, we held foreign currency exchange contracts that are economic hedges with notional amounts totaling $32.7 million, of which $12.6 million will be settled in Euros, $1.8 million will be settled in Taiwan Dollars, $1.9 million will be settled in Japanese Yen, and $16.4 million will be settled in Korean Won. Changes in the fair market value (gain or loss) on these contracts were not significant as of December 31, 2010.

At December 31, 2009, we held foreign currency exchange contracts that were economic hedges with notional amounts totaling $2.9 million, of which $1.6 million were settled in Taiwan Dollars and $1.3 million were settled in Japanese Yen. Changes in the fair market value (gain or loss) on these contracts were not significant as of December 31, 2009.

5. Fair Value Measurements

At December 31, 2010 and 2009, we have included the fair value of our auction-rate security under the caption "Marketable securities, non-current" in the Consolidated Balance Sheets.

Assets/Liabilities Measured at Fair Value on a Recurring Basis

This table summarizes the Company's assets (liabilities) measured at fair value on a recurring basis at December 31, 2010 (in thousands):

		Fair Value Measured Using		
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$68,648	$68,648	$ —	$ —
Available-for-sale marketable securities				
Common stock	$ 1,796	1,796	—	—
Time deposits	$ 5,351	5,351	—	—
Government debt obligations (1)	$42,823	—	42,823	—
Government-sponsored debt obligations	$31,053	—	31,053	—
Auction-rate security	$ 2,901	—	—	2,901
Foreign currency exchange contract asset	$ 81	81		
Foreign currency exchange contract liability	$ (750)	$ (750)	$ —	$ —

(1) State and municipal government debt obligations

The Company recorded a loss of $0.8 million for the year ended December 31, 2010, and gains of $0.2 million and $0.1 million for the years ended 2009, and 2008, respectively, under the caption "Other income (expense), net" in the Consolidated Statements of Operations, related to changes in the fair value of its financial instruments for forward foreign currency exchange contracts accounted for as fair value hedges.

During 2010, our valuation methodologies were consistent with previous years and there were no transfers into or out of Level 3 based on changes in observable inputs.

There were no transfers between Level 1 and Level 2 during 2010.

This table presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2010 (in thousands):

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)	
	Available-For-Sale Marketable Securities	Total
Balance at December 31, 2009	$2,601	$2,601
Total gains (losses), realized and unrealized:		
Included in net income	—	—
Included in accumulated other comprehensive income	**300**	**300**
Purchases, issuances, and settlements, net	—	—
Transfers into (out of) Level 3	—	—
Balance at December 31, 2010	**$2,901**	**$2,901**

See Note 2 for further discussion.

Assets/Liabilities Measured at Fair Value on a Nonrecurring Basis

All assets and liabilities measured at fair value on a nonrecurring basis are categorized as Level 3, requiring significant management judgment due to the absence of quoted market prices or observable inputs for assets of a similar nature.

On November 2, 2010, ATMI's Belgian subsidiary acquired the remaining 60 percent of the outstanding shares of Artelis S.A. The total accounting purchase consideration of $21.8 million included the cash payment of $4.0 million, the fair value of contingent payments tied to future revenue performance of $8.4 million, the carrying value of $5.9 million related to our original 40 percent non-controlling ownership interest, and assumed debt of $3.5 million. The contingent payments tied to future revenue performance have a range of possible outcomes from zero to $23.3 million. Our determination of the fair value of the 40 percent interest was based on the value we paid for the remaining outstanding shares. The gain has been recorded in our Statement of Operations under the caption "Other income (expense), net." The acquisition was recorded under the purchase method of accounting and, accordingly, Artelis' results of operations are included in the Company's financial statements from the date of acquisition.

The liability for the fair value of contingent payments tied to future revenue performance for the fiscal years 2012 through 2014 of $8.4 million was calculated using unobservable inputs (primarily using discounted cash flow analyses, a discount rate of 17 percent, and reliance on the market and product knowledge of internal experts), classified as Level 3, requiring significant management judgment due to the absence of quoted market prices or observable inputs for assets of a similar nature.

During 2009, long-lived assets held and used with a carrying amount of $8.4 million were written down to their estimated fair values of $1.1 million, resulting in an impairment charge of $7.3 million. The fair value measurements were calculated using unobservable inputs (primarily using discounted cash flow analyses and reliance on market knowledge of internal experts), classified as Level 3, requiring significant management judgment due to the absence of quoted market prices or observable inputs for assets of a similar nature. $3.1 million of the impairment charge is included in cost of revenues and is primarily related to the planned idling of manufacturing capacity of our gas products. $1.6 million of the impairment charge is included in research and development expense and is related primarily to idled equipment used in our research and development efforts. $2.6 million of the impairment charge is included in selling, general, and administrative expense and is primarily related to redundant enterprise management software.

In 2008, Ceradyne, Inc. ("Ceradyne") completed its acquisition of SemEquip, Inc., an entity in which ATMI had previously invested. Ceradyne paid $25 million in cash at the closing and is committed to contingent consideration up to $100 million over the next 15 years, based on SemEquip revenues achieved during that period. Prior to the acquisition, ATMI's cost-basis investment in SemEquip was $2.2 million. ATMI received $0.6 million representing its share of the closing proceeds and wrote off the remaining balance from our investment in SemEquip of $1.6 million due to the uncertainty of collecting any amounts in the future related to the earnout. The write off is included in the caption "Impairment of investments" in the Consolidated Statements of Operations.

Also in 2008, due to changes in events and circumstances related to a convertible note due from an early-stage semiconductor materials venture, the fair value of this investment was significantly affected, resulting in a $1.8 million impairment charge, representing the full value of the note. ATMI's interest in this note, in the event of default, is secured by certain technology owned by the venture, but recoverability of amounts due became unlikely. The fair value measurement was calculated using unobservable inputs, classified as Level 3, requiring significant management judgment due to the absence of quoted market prices, inherent lack of liquidity, and the long-term nature of this investment. The impairment charge is included in the caption "Impairment of investments" in the Consolidated Statements of Operations. During 2009, we collected $0.5 million of amounts due under the note, which we recognized as a gain under the caption "Other income (expense), net" in the Consolidated Statements of Operations. If further amounts due, including interest, are collected in the future, we will recognize a gain for those amounts.

Due to their nature, the carrying value of cash, receivables, and payables approximates fair value.

6. Property, Plant, and Equipment, Net

Property, plant, and equipment, net, consists of the following (in thousands):

December 31,	2010	2009
Land	$ 1,123	$ 1,104
Buildings	25,739	25,453
Machinery and equipment	138,664	133,328
Software	28,252	27,222
Cylinders and canisters	43,535	37,230
Furniture and fixtures	2,751	2,640
Leasehold improvements	26,488	21,499
Construction in progress	2,105	6,260
	268,657	254,736
Accumulated depreciation and amortization	(149,604)	(130,127)
	$ 119,053	$ 124,609

In 2010 and 2009, in the table above, computer equipment has been categorized in Machinery and equipment. In our 2009 Annual Report it was categorized as Computer equipment and software.

Depreciation and amortization expense for property, plant, and equipment for the years ended December 31, 2010, 2009, and 2008 was $22.8 million, $22.3 million, and $20.1 million, respectively.

Fully depreciated assets, which were no longer in use, of approximately $2.3 million and $1.0 million were written off in the years ended December 31, 2010 and 2009, respectively.

We recognized impairment losses from property, plant, and equipment of $0.5 million, $7.3 million, and $0.2 million in the years ended December 31, 2010, 2009, and 2008, respectively. Refer to Note 5 for additional information.

As of December 31, 2010, the Company had commitments for capital expenditures of $1.0 million.

This table shows amounts recorded in the Consolidated Statements of Operations related to depreciation expense for property, plant, and equipment (in thousands):

Year Ended December 31,	2010	2009	2008
Cost of revenues	$10,531	$10,633	$ 9,207
Research and development	5,219	4,381	3,681
Selling, general, and administrative	7,006	7,314	7,178
Total depreciation and amortization	$22,756	$22,328	$20,066

7. Goodwill and Other Intangibles

The Artelis acquisition was recorded under the purchase method of accounting and, accordingly, Artelis' results of operations are included in the Company's financial statements from the date of acquisition.

The purchase consideration was allocated on a preliminary basis as summarized below (in thousands):

Identified intangible assets	$10,028
Net liabilities acquired	(1,770)
Goodwill	13,566
Purchase price, net of cash acquired	$21,824

The excess of the purchase price over the estimated fair value of identifiable net assets acquired has been recorded as goodwill. The identified intangible assets identified were patents of $9.3 million and a trademark of $0.7 million. Patents are being amortized over 15 years while the trademark has been assigned an indefinite life. Goodwill acquired is not deductible for income tax purposes.

In 2008, ATMI, through its wholly-owned subsidiary in Belgium, entered into an asset purchase agreement with Artelis, to purchase certain disposable bioreactor and mixing assets for use in the biotechnology and pharmaceutical industries for approximately $5.4 million, including direct acquisition costs. ATMI recognized $5.1 million of identified intangible assets in the acquisition, which are being amortized over periods between 3 and 10 years. As a result of these asset purchases, we recognized a $1.1 million gain representing our after-tax proportionate share of Artelis's gains on the sale of assets. This gain is included in our Consolidated Statements of Operations under the caption "Other income (expense), net."

Changes in carrying amounts of goodwill and other intangibles for the years ended December 31, 2010 and 2009, respectively, were (in thousands):

	Goodwill	Patents and Trademarks	Other	Total Other Intangibles
Balance at December 31, 2008	$33,355	$ 25,226	$1,976	$27,202
Amortization expense	—	(3,604)	(867)	(4,471)
Other, including foreign currency translation (1)	39	138	333	471
Balance at December 31, 2009	$33,394	$ 21,760	$1,442	$23,202
Acquisitions	**13,566**	**10,028**	**—**	**10,028**
Amortization expense	**—**	**(3,502)**	**(460)**	**(3,962)**
Other, including foreign currency translation	**21**	**(360)**	**40**	**(320)**
Balance at December 31, 2010	**$46,981**	**$ 27,926**	**$1,022**	**$28,948**

(1) Includes $0.4 million of costs incurred in 2009 related to the asset purchase agreement with Artelis.

Goodwill and other intangibles balances at December 31, 2010 and 2009 were (in thousands):

	Goodwill	Patents and Trademarks	Other	Total Other Intangibles
Gross amount as of December 31, 2009	$33,394	$ 40,490	$ 7,003	$ 47,493
Accumulated amortization	—	(18,730)	(5,561)	(24,291)
Balance at December 31, 2009	$33,394	$ 21,760	$ 1,442	$ 23,202
Gross amount as of December 31, 2010	**$46,981**	**$ 49,869**	**$ 1,396**	**$ 51,265**
Accumulated amortization	**—**	**(21,943)**	**(374)**	**(22,317)**
Balance at December 31, 2010	**$46,981**	**$ 27,926**	**$ 1,022**	**$ 28,948**

Fully amortized intangibles, which are no longer in use, of approximately $5.9 million were written off in the year ended December 31, 2010. Of these amounts, $5.6 million related to other intangibles and $0.3 million related to patents and trademarks.

This table shows amounts recorded in the Consolidated Statements of Operations related to amortization expense for intangibles (in thousands):

Year Ended December 31,	**2010**	2009	2008
Cost of revenues	**$ 313**	$ 296	$ 133
Selling, general, and administrative	**3,649**	4,175	3,942
Total amortization	**$3,962**	$4,471	$4,075

The approximate amortization expense expected to be recognized related to intangible assets is (in thousands):

Year	Amount
2011	$ 3,591
2012	3,570
2013	3,570
2014	3,570
2015	3,056
Thereafter	11,591
Total	$28,948

8. Other Non-Current Assets

In 2007, we entered into a purchase agreement with Intermolecular, Inc. ("Intermolecular"), an entity in which, as of December 31, 2010, we own a $13.2 million minority equity stake (accounted for at cost). As part of the initial agreement, we purchased HPD capabilities from Intermolecular, which expanded upon an existing alliance agreement. We have since purchased additional HPD capabilities (including tool sets), as well as services related to the use of these tools, including the use of dedicated research personnel. In December 2007, we made a $10.0 million royalty prepayment to Intermolecular, which is being applied to guaranteed royalties associated with products developed using the HPD capabilities.

In 2010, we expensed $2.0 million of prepaid royalties and we expect to expense $5.0 million in 2011. The 2011 amount is included in the Consolidated Balance Sheets under the caption "Other current assets." The remaining portion of the prepaid royalties, $1.9 million, and the value of a warrant we currently possess of $0.6 million, are both included in the Consolidated Balance Sheets under the caption "Other non-current assets."

In the third quarter of 2010, we extended the contract term of our existing commitment with Intermolecular to purchase R&D services. The extension maintains our current R&D infrastructure and expense structures over the next two years. The extension resulted in an incremental commitment to cash payments of $5.2 million, $10.2 million, and $5.0 million in fiscal years 2010, 2011, and 2012, respectively.

9. Leases

The Company leases office and manufacturing facilities, and certain manufacturing equipment under several operating leases expiring between 2011 and 2034. Rental expense was $3.4 million, $4.3 million, and $3.6 million for the years ended December 31, 2010, 2009, and 2008, respectively.

Below is a schedule of future minimum lease payments for operating leases as of December 31, 2010 (in thousands):

	Operating Leases
2011	$3,939
2012	2,185
2013	1,466
2014	984
2015	925
Thereafter	3,655
Total minimum lease payments	$13,154

We lease two facilities in Danbury, CT. One facility houses our research and development activities and certain of our microelectronics manufacturing capabilities, and contains approximately 73,000 square feet of space. In December 2010, we exercised a renewal option for the period January 1, 2012 to December 31, 2016. For the period January 1, 2011 to December 31, 2011, the monthly base rent is $42,094. For the period January 1, 2012 to December 31, 2016, the monthly base rent is $47,500. There is one additional five-year renewal period available to ATMI under this lease. We have agreed to certain restoration obligations associated with this facility, which we are accounting for as an asset retirement obligation ("ARO"), associated with the leasehold improvements made to this facility. The lease required that we repair the roof at the termination of the lease. However, due to the maintenance costs associated with the aging roof, we decided to replace the roof in 2010. As such, we reduced the ARO by approximately $0.4 million of costs incurred to date and the revised discounted fair value of the ARO is $2.7 million.

The other facility in Danbury, CT is our headquarters, and contains approximately 31,000 square feet of space. In October 2010, we exercised a renewal option for the period January 1, 2012 to December 31, 2016. For the period January 1, 2011 to December 31, 2016, the monthly base rent is $17,606. There is one additional five-year renewal period available to ATMI under this lease.

We lease a facility in Bloomington, MN where we manufacture high-purity materials packaging and dispensing systems, within our microelectronics and life sciences product lines. This facility contains approximately 68,000 square feet of space. We entered into an amendment of this lease on September 23, 2008, which extended the lease term to August 31, 2013. For the period January 1, 2011 to August 31, 2013, the monthly base rent is $26,706. There are two successive three-year renewal periods available to ATMI under this lease. We have agreed to certain restoration obligations associated with this facility, which we are accounting for as an ARO, associated with the leasehold improvements made to this facility. The discounted fair value of the ARO is $0.3 million.

Changes in the carrying amounts of the Company's AROs at December 31, 2010 are shown below (in thousands):

Balance as of December 31, 2009	$3,751
Liabilities incurred	**87**
Liabilities settled	**(408)**
Accretion expense	**76**
Balance as of December 31, 2010	**$3,506**

The ARO liability is included in the Consolidated Balance Sheets under the caption "Other non-current liabilities."

10. Income Taxes

Pretax income (loss) from continuing operations was taxed in these jurisdictions (in thousands):

Year Ended December 31,	**2010**	2009	2008
Domestic	**$32,644**	$(20,784)	$28,830
Foreign	**17,983**	7,128	11,316
Total pretax income (loss)	**$50,627**	$(13,656)	$40,146

Significant components of the provision (benefit) for income taxes for the year ended are (in thousands):

December 31,	**2010**	2009	2008
Current:			
Federal	**$4,144**	$(7,317)	$1,919
State	**74**	79	809
Foreign	**2,316**	2,154	1,602
Total current	**6,534**	(5,084)	4,330
Deferred:			
Federal	**4,174**	(117)	3,314
State	**739**	(392)	(134)
Foreign	**(326)**	(1,403)	(691)
Total deferred	**4,587**	(1,912)	2,489
	$11,121	$(6,996)	$6,819

Significant components of the Company's deferred tax assets and liabilities are (in thousands):

December 31,	2010	2009
Deferred tax assets:		
Accrued liabilities	**$ 3,647**	$ 5,619
Inventory reserves	**1,699**	1,866
Net operating loss and tax credit carryforwards	**10,758**	7,383
Equity-based compensation	**7,890**	6,850
Other, net	**560**	429
	24,554	22,147
Valuation allowance	**(3,178)**	(579)
	21,376	21,568
Deferred tax liabilities:		
Depreciation and amortization	**(21,835)**	(17,475)
Unrealized gain on marketable securities	**(651)**	(858)
Other, net	**(237)**	—
	(22,723)	(18,333)
Net deferred tax assets (liabilities)	**$ (1,347)**	$ 3,235

As of December 31, 2009, the Company changed the categorization of $0.6 million of unrecognized tax benefits from "Other non-current liabilities" to "Deferred income taxes, non-current" on the Consolidated Balance Sheet.

The valuation allowance relates to the realizability of certain U.S. state and foreign net operating losses, certain U.S. state and foreign tax credits, and U.S. capital losses.

As of December 31, 2010, the Company had the following deferred tax assets related to net operating loss ("NOLs") and tax credit carryforwards (in thousands):

		Expiration
Federal		
Capital Loss	$ 1,262	2015
	$ 1,262	
State		
NOLs	513	2014–2031
Credits	857	2011–2025
Credits	589	None
	$ 1,959	
Foreign		
NOLs	6,112	None
Credits	1,425	2012–2013
	$ 7,537	
Total	$10,758	

The reconciliation of income tax expense (benefit) from operations computed at the U.S. federal statutory tax rate to the Company's tax expense (benefit) is (in thousands):

For the Year Ended December 31,	2010	2009	2008
U.S. statutory rate	**$17,719**	$(4,779)	$14,052
State income taxes	**529**	(196)	439
Foreign income taxes	**(8,322)**	(2,375)	(2,039)
Tax exempt income	**(112)**	(213)	(705)
Change in valuation allowance of deferred tax assets	**1,854**	133	(24)
Adjustment to tax liabilities	**(213)**	457	(2,371)
Research and development credits	**(846)**	(284)	(2,442)
Other, net	**512**	261	(91)
	$11,121	$(6,996)	$ 6,819

ATMI has not provided for U.S. federal income and foreign withholding taxes on approximately $71.2 million of undistributed earnings from non-U.S. operations as of December 31, 2010, because such earnings are intended to be reinvested indefinitely outside of the United States. These earnings could become subject to additional tax if they are remitted as dividends, loaned to ATMI, or upon sale of subsidiary stock. It is not practicable to estimate the amount or timing of the additional tax, if any, that eventually might be paid on the foreign earnings.

South Korea has granted the Company an income tax exemption that expires in 2014, including the last two years at 50 percent of the exemption. The exemption applies only to income related to one of the Company's product lines. The effect of the tax exemption was to reduce income tax expense by $2.1 million, $1.3 million, and $1.2 million for the years ended December 31, 2010, 2009, and 2008, respectively.

At December 31, 2010, ATMI had $5.6 million of unrecognized tax benefits, which, if recognized, would favorably affect the effective income tax rate in future periods. $0.7 million of this amount is included in deferred taxes, and the balance of $4.9 million is included in the caption "Other non-current liabilities" on the Consolidated Balance Sheets, together with $0.7 million of accrued interest (net) on tax reserves and $0 accrued for penalties. In 2009, we had $6.2 million of unrecognized tax benefits, which, if recognized, would have favorably affected the effective income tax rate in future periods.

The reconciliation of the unrecognized tax benefits (exclusive of interest) at the beginning and end of 2010 is (in thousands):

Beginning Balance—January 1, 2010	$ 6,182
Increases from prior period positions	241
Decreases from prior period positions	(586)
Increases from current period positions	1,293
Decreases from current period positions	—
Decreases related to settlements with taxing authorities	(1,130)
Decreases from lapse of statute of limitations	(409)
Ending Balance—December 31, 2010	$ 5,591

It is reasonably possible that in the next 12 months, because of changes in facts and circumstances, the unrecognized tax benefits for tax positions taken related to previously filed tax returns may decrease. The range of possible decrease is $0.1 million to $0.7 million. In 2010, the Company finalized tax audits of our Taiwanese subsidiary for tax year 2006, and of our German subsidiary for tax years 2004 through 2007; the settled adjustments were not significant to ATMI's results of operations. Also in 2010, the Internal Revenue Service initiated a U.S. tax audit of tax years 2008 and 2009.

11. Defined Contribution Plan

The Company maintains a defined contribution plan (401(k) Plan), covering substantially all of its U.S. employees, that is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Company's matching contributions are discretionary by plan year and were approximately $1.5 million, $1.1 million, and $1.8 million for the years ended December 31, 2010, 2009, and 2008, respectively. On June 5, 2009, the Company discontinued the matching of contributions, but the Company match was reinstated on October 9, 2009. The Plan provides for discretionary matching contributions of 100 percent of the first 3 percent of each participant's eligible compensation plus 50 percent on the next 2 percent of each participant's eligible compensation, up to statutory limitations. There is no matching contribution above 5 percent of each participant's eligible compensation.

12. Stockholders' Equity

This table shows the effect of pretax compensation cost arising from equity-based payment arrangements recognized in the Consolidated Statements of Operations (in thousands):

December 31,	2010	2009	2008
Cost of revenues	$ 357	$ 315	$ 339
Research and development	866	523	530
Selling, general, and administrative	6,470	4,902	5,831
Total equity-based compensation expense	$7,693	$5,740	$6,700

No equity-based compensation cost was capitalized.

Summary of Plans

We currently have three equity-based compensation plans which provide for the granting of up to 7,000,000 shares of common stock pursuant to non-qualified stock options, incentive stock options ("ISOs"), stock appreciation rights, and restricted stock awards to employees, directors, and consultants of the Company. Stock options typically vest over periods ranging from one to four years with a maximum term of ten years. Restricted stock awards typically vest over periods ranging from three to five years. Shares issued as a result of stock option exercises are primarily settled by the issuance of new shares.

This table shows the number of shares approved by shareholders for each plan and the number of shares that remain available for equity awards at December 31, 2010 (in thousands):

Stock Plan	Number of Shares Approved	Number of Shares Available
2003 Stock Plan (1)	3,000	412
2010 Stock Plan (1)	3,000	3,000
Employee Stock Purchase Plan (2)	1,000	257
Totals	7,000	3,669

(1) Exercise prices for ISOs and non-qualified stock options granted under this plan may not be less than 100 percent of the fair market value for the Company's common stock on the date of grant.

(2) Employees may purchase shares at 95 percent of the closing price on the day previous to the last day of each six-month offering period. This plan is not considered to be compensatory.

Fair Value

The Company uses the Black-Scholes-Merton options-pricing model to determine the fair value of stock options under ASC 718, "Compensation— Stock Compensation" ("ASC 718"). Management is required to make certain assumptions with respect to selected model inputs, including anticipated changes in the underlying stock price (i.e., expected volatility) and option exercise activity (i.e., expected term). For awards granted subsequent to January 1, 2006, expected volatility is based on the historical volatility of ATMI common stock for a period shorter than the expected term of the options. We have excluded the historical volatility prior to the public announcement regarding the sale of our non-core businesses in 2004, because those businesses that were sold represented a significant portion of ATMI's consolidated business and were subject to considerable cyclicality associated with the semiconductor equipment industry, which drove increased volatility in ATMI's stock price. The expected term of options granted is derived using historical exercise patterns which represent the period of time that options granted are expected to be outstanding. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for a period commensurate with the estimated expected term. In accordance with ASC 718, in the determination of equity-based compensation cost, the Company estimates the total number of instruments that will be forfeited as a result of a failure to provide the requisite service to earn the award.

The weighted-average fair value of options granted during the years ended December 31, 2010, 2009, and 2008 was $8.62, $6.44, and $13.48, respectively, based on the Black-Scholes-Merton options-pricing model. These weighted-average assumptions were used for grants in the periods indicated:

	2010	2009	2008
Stock option grants:			
Risk free interest rate	3.00%	2.15%	3.61%
Expected term, in years	7.40	7.20	6.70
Expected volatility	44.0%	41.4%	36.0%
Dividend yield	0%	0%	0%

The Company uses historical data to estimate forfeitures of awards from employee terminations in order to estimate compensation cost for awards expected to vest. In addition, we separate employees into groups that have similar characteristics for purposes of making forfeiture estimates.

Stock Option and Restricted Stock Activity

This table shows the option activity under the plans as of December 31, 2010 and changes during the year then ended (options are expressed in thousands; averages are calculated on a weighted basis; life in years; intrinsic value expressed in thousands):

	Number of Options	Average Exercise Price	Average Remaining Life	Aggregate Intrinsic Value
Outstanding at December 31, 2009	2,196	$24.68		
Granted	**217**	**$16.86**		
Exercised	**(91)**	**$17.76**		
Forfeited	**(391)**	**$26.42**		
Outstanding at December 31, 2010	**1,931**	**$21.87**	**4.6**	**$2,730**
Exercisable at December 31, 2010	**1,489**	**$22.96**	**3.5**	**$1,136**

The aggregate intrinsic value represents the difference between the Company's closing stock price of $19.94 as of December 31, 2010 and the exercise price of the dilutive options at that date, multiplied by the number of dilutive options outstanding at that date. The total intrinsic value of stock options exercised during the years ended December 31, 2010, 2009, and 2008 was $0.2 million, $0 million, and $0.4 million, respectively. The total fair value of options which vested during the years ended December 31, 2010, 2009, and 2008 was $1.7 million (189,000 shares), $2.1 million (167,000 shares), and $4.4 million (338,000 shares), respectively.

An income tax deficiency was recognized in additional paid-in capital from equity-based compensation totaling $0.1 million and $0.6 million for the years ended December 31, 2010 and December 31, 2009, respectively, and the income tax benefit recognized in additional paid-in capital from equity-based compensation totaled $0.3 million for the year ended December 31, 2008. An income tax deficiency was recognized in income tax expense from equity-based compensation totaling $0.4 million for the year ended December 31, 2010.

This table shows restricted stock activity as of December 31, 2010 and changes during the year then ended (shares are expressed in thousands; averages are calculated on a weighted basis):

	Number of Shares	Average Grant Date Fair Value
Nonvested at December 31, 2009	1,117	$20.99
Granted	**424**	**$17.15**
Vested	**(177)**	**$28.14**
Forfeited	**(180)**	**$16.10**
Nonvested at December 31, 2010	**1,184**	**$19.28**

The total fair value of restricted stock which vested during the years ended December 31, 2010, 2009, and 2008 was $5.0 million, $3.8 million, and $3.3 million, respectively.

As of December 31, 2010, $2.2 million of unrecognized compensation cost related to non-vested stock options is expected to be recognized over a weighted-average period of approximately 1.6 years. As of December 31, 2010, $9.5 million of unrecognized compensation cost related to restricted stock is expected to be recognized over a weighted-average period of approximately 2.0 years.

Earnings Per Share

This table shows the computation of basic and diluted earnings per share (in thousands, except per share data):

	2010	2009	2008
Numerator:			
Net income (loss)	**$39,506**	$(6,660)	$33,327
Denominator:			
Denominator for basic earnings (loss) per share—weighted-average shares	**31,413**	31,398	31,447
Dilutive effect of employee stock options	**36**	—	279
Dilutive effect of restricted stock	**446**	—	352
Denominator for diluted earnings (loss) per common share—weighted-average shares	**31,895**	31,398	32,078
Earnings (loss) per share—basic	**$1.26**	$(0.21)	$1.06
Earnings (loss) per share—diluted	**$1.24**	$(0.21)	$1.04

This table shows the potential common shares excluded from the calculation of weighted-average shares outstanding because their effect was considered to be antidilutive (in thousands):

	2010	2009	2008
Antidilutive shares	**1,450**	1,934	1,484

The Company has never declared or paid cash dividends on its capital stock.

In August 2010, the Company's Board of Directors approved a share repurchase program for up to $50.0 million of ATMI common stock. The program, which has no expiration date, does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time at the Company's discretion and without notice. In October 2005, the Company's Board of Directors approved a share repurchase program for up to $75.0 million of ATMI common stock and in August 2006, the Company's Board of Directors approved a second share repurchase program for an additional $150.0 million (collectively, the "Repurchase Programs"). The 2005 and 2006 programs were completed on March 7, 2008. Share repurchases were made from time to time in open market transactions at prevailing market prices or in privately negotiated transactions. Management determined the timing and amount of purchases under the Repurchase Programs based upon market conditions or other factors.

Under the Repurchase Programs, the Company purchased a total of 8,001,000 shares of its common stock at an average price of $28.37 per share.

13. Accumulated Other Comprehensive Income

The components of Accumulated other comprehensive income are (in thousands):

	Currency Translation Adjustments	Unrealized Gain (Loss) on Available-for-Sale Securities	Unrealized Gain (Loss) on Derivative Instruments	Total
Balance at December 31, 2007	$ 6,790	$ 2,573	$ 78	$ 9,441
Reclassification adjustment related to marketable securities in unrealized gain position at prior period end, net of $925 tax benefit (1)	—	(1,574)	—	(1,574)
Change in fair value of available-for-sale securities, net of deferred income tax of $109	—	(1,598)	—	(1,598)
Change in fair value of derivative financial instruments, net of deferred income tax of $938	—	—	(78)	(78)
Cumulative translation adjustment	(5,925)	—	—	(5,925)
Balance at December 31, 2008	$ 865	$ (599)	$ 0	$ 266
Cumulative effect of adoption of new accounting standard	—	(1,287)	—	(1,287)
Reclassification adjustment related to marketable securities in unrealized gain position at prior period end, net of $32 tax provision (1)	—	(55)	—	(55)
Change in fair value of available-for-sale securities, net of deferred income tax of $1,139	—	1,940	—	1,940
Cumulative translation adjustment	2,540	—	—	2,540
Balance at December 31, 2009	$ 3,405	$(1)	—	$ 3,404
Reclassification adjustment related to marketable securities in net unrealized gain position at prior period end, net of $282 tax provision (1)	—	**(481)**	—	**(481)**
Change in fair value of available-for-sale securities, net of deferred income tax of $201	—	**343**	—	**343**
Cumulative translation adjustment	**762**	—	—	**762**
Balance at December 31, 2010	**$ 4,167**	**$ (139)**	—	**$ 4,028**

(1) Determined based on the specific identification method

14. Commitments, Contingencies, and Other

ATMI is, from time to time, involved in legal actions, governmental audits, and proceedings relating to various matters incidental to its business including contract disputes, intellectual property disputes, product liability claims, employment matters, export and trade matters, and environmental claims. While the outcome of such matters cannot be predicted with certainty, in the opinion of management, after reviewing such matters and consulting with ATMI's counsel and considering any applicable insurance or indemnifications, any liability which may ultimately be incurred is not expected to materially affect ATMI's consolidated financial position, cash flows, or results of operations.

ATMI has entered into a pledge agreement with Anji Microelectronics Co., Ltd. ("Anji") for the issuance of a financial guarantee up to $4.0 million in order to assist Anji in securing bank financing. In January 2011, we reduced our guarantee to a maximum amount of $2.5 million, which is to expire no later than December 31, 2011. ATMI's guarantee is secured by Anji's assets and additional equity interests in Anji's operating subsidiaries. We believe that, based on independent credit rating agency research, and our knowledge of their business, Anji continues to be an acceptable credit risk. The fair value of the financial guarantee is $0.2 million at December 31, 2010.

In the third quarter of 2010, we extended the contract term of an existing commitment with a strategic alliance partner to purchase R&D services. The extension maintains our current R&D infrastructure and expense structures over the next two years. The extension resulted in an incremental commitment to cash payments of $5.2 million, $10.2 million, and $5.0 million in fiscal years 2010, 2011, and 2012, respectively.

As part of the Artelis acquisition, we recognized a liability for the fair value of contingent payments tied to future revenue performance for the fiscal years 2012 through 2014 of $8.4 million. The contingent payment tied to future revenue performance has a range of possible outcomes from zero to $23.3 million.

ATMI currently has self-insurance limits for U.S. employee medical claims. The medical plan for U.S. employees has a stop-loss of $0.1 million per individual occurrence and an annual aggregate stop-loss of $4.8 million.

Other

Approximately 8 percent of the Company's employees are covered by collective bargaining agreements that will expire in 2011. All of the employees covered by these agreements are based in Belgium. The net assets of the Company's Belgian subsidiary represent approximately 7 percent of the Company's consolidated net assets.

15. Segments

ATMI is organized along functional lines of responsibility, whereby each member of the Company's executive team has global responsibility for each respective functional area, such as supply chain operations, sales, marketing, finance, and research and development. The executive team is the chief operating decision maker of ATMI. Discrete financial information is only prepared at the product-line level for revenues and certain direct costs. Functional results are reviewed at the consolidated level. ATMI's operations comprise one operating segment. Our organizational structure has been consistent from 2009 to 2010.

ATMI derives virtually all its revenues from providing materials and packaging products and related integrated process solutions to microelectronics and life sciences manufacturers. ATMI's products are consumed or used in the front-end manufacturing process. They span many different technology applications at various stages of maturity and in many cases are inter-related in their application to a customer's process.

Revenues from external customers, by product type, were as follows (in thousands):

For the Year Ended December 31,	**2010**	2009	2008
Microelectronics	**$336,519**	$230,707	$310,141
Life sciences	**$ 30,737**	$ 23,997	$ 28,922
Total	**$367,256**	$254,704	$339,063

16. Geographic Data

The Company's geographic data for the years ended December 31, 2010, 2009, and 2008 are (in thousands):

	United States	Taiwan	Japan	South Korea	Other Pacific Rim	Belgium	Europe and Other	Total
December 31, 2010								
Revenues	**$ 64,824**	**$89,415**	**$49,539**	**$67,743**	**$56,377**	**$ 2,050**	**$37,308**	**$367,256**
Long-lived assets	**159,267**	**7,581**	**8,473**	**6,118**	**285**	**41,013**	**326**	**223,063**
December 31, 2009								
Revenues	$ 50,347	$55,454	$36,482	$51,555	$31,347	$ 2,759	$26,760	$254,704
Long-lived assets	168,678	8,513	7,354	3,274	265	24,216	392	212,692
December 31, 2008								
Revenues	$ 76,949	$79,547	$43,068	$46,909	$48,388	$ 2,900	$41,302	$339,063
Long-lived assets	185,022	9,386	7,644	3,476	239	23,696	407	229,870

Revenues are attributed to countries based on the location of the customer. Long-lived assets are located in the respective geographic regions, as shown above. Other than Taiwan, Japan, Belgium, and South Korea, no one specific country within the Pacific Rim, Europe, South America, and other regions accounted for greater than 10 percent of consolidated revenues and long-lived assets in 2010, 2009, and 2008.

17. Quarterly Results of Operations (Unaudited)

Summarized quarterly results of operations data is as follows (in thousands, except per share amounts):

	Quarter			
2010	First	Second	Third	Fourth
Revenues	$ 85,311	$90,996	$94,960	$95,989
Gross profit	41,689	43,555	45,661	45,103
Operating income	11,994	10,644	10,688	8,612
Net income	$ 8,666(a)	$ 7,598	$ 9,477(b)	$13,765(c)
Basic income per common share:				
Earnings per common share	$0.27	$0.24	$0.30	$0.44
Diluted income per common share:				
Earnings per common share	$0.27	$0.24	$0.30	$0.43
2009				
Revenues	$ 37,362	$60,095	$72,610	$84,637
Gross profit	6,931(d)	23,807	33,038	38,408
Operating income (loss)	(26,960)(e)	(3,191)	8,038	10,776
Net income (loss)	$(18,424)(f)	$ (1,744)	$ 6,539(g)	$ 6,969
Basic income (loss) per common share:				
Earnings (loss) per common share	$(0.59)	$(0.06)	$0.21	$0.22
Diluted income (loss) per common share:				
Earnings (loss) per common share	$(0.59)	$(0.06)	$0.21	$0.22

(a) Includes a $0.5 million gain from the sale of a marketable security and a $0.5 million tax benefit (including interest) recognized to reverse previously established reserves for uncertain tax positions.

(b) Includes a $2.5 million pretax gain on sale of shares of one of our equity-method investees.

(c) Includes a $5.9 million fair value remeasurement gain related to acquisition of Artelis, a $1.2 million tax benefit (including interest) recognized to reverse previously established reserves for uncertain tax positions, a $2.1 million tax benefit related to a European dividend, and a $1.9 million charge related to changes in valuation allowances.

(d) Includes a $1.1 million charge for incremental excess and obsolescence related to product discontinuances and a general reserve to cover expected product shelf-life issues; and a $2.9 million impairment charge in cost of revenues for long-lived assets written down to their estimated fair values, primarily related to the planned idling of manufacturing capacity of our gas products.

(e) Includes a $1.5 million impairment charge for long-lived assets written down to their estimated fair values, related primarily to idled equipment used in our research and development efforts; a $1.5 million charge to increase our reserves for bad debt to cover exposures related to customer bankruptcy filings and uncertainties of collections; and a $1.8 million impairment charge in selling, general, and administrative expense for long-lived assets written down to their estimated fair values, primarily related to redundant enterprise management software.

(f) Includes a $2.5 million impairment charge, primarily related to a write-down associated with an auction-rate security.

(g) Includes a $0.7 million charge related to statutes of limitations expirations.

Stock Performance

The following graph compares the cumulative total stockholder return on ATMI's common stock with the return on the Total Return Index for the NASDAQ Global Select Market (NASDAQ US Index) and the NASDAQ Electronic Components Stock Index. The measurement assumes a $100 investment as of December 31, 2005 with all dividends, if any, reinvested. The data presented are on an annual basis for the five years ended December 31, 2010. The performance shown is not necessarily indicative of future performance.



$140
$120
$100
$80
$60
$40
$20
$0
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
ATMI
NASDAQ US Index
NASDAQ Electronic Components Stock Index

TOTAL RETURN CALCULATION

	Relative Stock Performance		
Date	NASDAQ US Index	NASDAQ Electronic Components Stock Index	ATMI
12/30/05	100.000	100.000	100.000
12/29/06	109.838	109.933	109.153
12/31/07	119.141	123.252	115.302
12/31/08	57.414	66.477	55.166
12/31/09	82.526	103.880	66.571
12/31/10	97.946	108.240	71.291

PRICE RANGE OF COMMON STOCK

The common stock of ATMI has traded on the NASDAQ Global Select Market under the symbol ATMI since October 13, 1997, and the common stock of our predecessor company traded under that symbol from 1993 until October 12, 1997. This table sets forth, for the periods indicated, the high and low sales price for the common stock as reported on the NASDAQ Global Select Market:

Fiscal Year Ended December 31, 2010

	High	Low
1st Quarter	**$19.65**	**$15.13**
2nd Quarter	**22.05**	**14.21**
3rd Quarter	**16.07**	**12.13**
4th Quarter	**20.99**	**14.47**

Fiscal Year Ended December 31, 2009

	High	Low
1st Quarter	$16.75	$11.80
2nd Quarter	18.65	13.72
3rd Quarter	19.77	14.99
4th Quarter	19.41	14.47

As of January 31, 2011, there were approximately 157 holders of record of our common stock.

We have never paid cash dividends on our common stock and have no current plans to do so. There are no contractual restrictions in place that currently materially limit, or are likely in the future to materially limit, us from paying dividends on our common stock, but applicable state law may limit the payment of dividends. Our present policy is to retain earnings, if any, to provide funds for the operation and expansion of our business.

The Transfer Agent and Registrar for ATMI is Continental Stock Transfer & Trust Company.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making its assessment, management has used the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in *Internal Control—Integrated Framework*. Our management concluded that based on its assessment, our internal control over financial reporting was effective as of December 31, 2010. The Company's internal control over financial reporting as of December 31, 2010 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their attestation report on the Company's internal control over financial reporting, which is included in this annual report.

There has been no change in our internal control over financial reporting during the quarter ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of ATMI, Inc.

We have audited the accompanying consolidated balance sheets of ATMI, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ATMI, Inc. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ATMI, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2011 expressed an unqualified opinion thereon.

Ernst + Young LLP

Stamford, Connecticut
February 18, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of ATMI, Inc.

We have audited ATMI, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). ATMI, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting.Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, ATMI, Inc. maintained in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ATMI, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010 and our report dated February 18, 2011 expressed an unqualified opinion thereon.

Ernst + Young LLP

Stamford, Connecticut
February 18, 2011

Company Information

DIRECTORS

Douglas A. Neugold
Chairman of the Board,
Chief Executive Officer, and President, ATMI, Inc.

Mark A. Adley [1, 3*]
Managing Director, Banc of America Merrill Lynch

Eugene G. Banucci, Ph.D. [4]
Formerly Chairman of the Board, ATMI, Inc.

Robert S. Hillas [1*, 2]
Independent Advisor

Stephen H. Mahle [1, 2*, 3]
Formerly Executive Vice President, Health Care Policy and Regulatory, Medtronic, Inc.

C. Douglas Marsh [2, 3]
Formerly Vice President, Business Integration,
U.S. Investor Relations
ASML Holding, NV

George M. Scalise [4]
Formerly President of the Semiconductor Industry Association

Cheryl L. Shavers, Ph.D. [2, 4*]
Chief Executive Officer, Global Smarts, Inc.

1 Audit Committee
2 Compensation Committee
3 Corporate Governance and Nominating Committee
4 Technology Committee
* Committee Chairman

EXECUTIVE OFFICERS

Douglas A. Neugold
Chairman, Chief Executive Officer, and President

Timothy C. Carlson
Executive Vice President, Chief Financial Officer, and Treasurer

Ellen T. Harmon
Executive Vice President, Chief Legal Officer, Chief Compliance Officer, and Secretary

Tod A. Higinbotham
Executive Vice President, and General Manager, Microelectronics

Daniel P. Sharkey
Executive Vice President, Business Development

Lawrence H. Dubois
Senior Vice President and Chief Technology Officer

Paul J. Hohlstein
Senior Vice President, Supply Chain and Operations

Kathleen G. Mincieli
Senior Vice President, Human Resources

Mario Philips
Senior Vice President, and General Manager, LifeSciences

CORPORATE HEADQUARTERS
ATMI, Inc.
7 Commerce Drive
Danbury, Connecticut 06810
203.794.1100
203.792.8040 facsimile
info@atmi.com
http://www.atmi.com

COMMON STOCK LISTING
ATMI's Common Stock trades as "ATMI" on the NASDAQ Global Select Market.

TRANSFER AGENT AND REGISTRAR
Continental Stock Transfer & Trust Company
17 Battery Place, 8th Floor
New York, New York 10004
www.continentalstock.com
cstmail@continentalstock.com
800.509.5586
212.509.4000

AUDITORS
Ernst & Young LLP
Stamford, Connecticut

FORM 10-K
Free copies of ATMI's Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as filed with the Securities and Exchange Commission, are available
- from the SEC's web site—
  http://www.sec.gov/cgi-bin/browse-edgar?company=atmi&action=getcompany
- through the investor pages at ATMI's web site—atmi.com
- by e-mail request—ir@atmi.com
- by mail—Attn: Investor Relations, at ATMI Corporate Headquarters

Back cover periodic elements adapted from V.M. Chistiakov, 1964 in Edward G. Mazurs, Graphic Representations of the Periodic System During One Hundred Years, © 1974, The University of Alabama Press.

Facilities

Corporate Headquarters
7 Commerce Drive
Danbury, Connecticut 06810
800.766.2681
203.794.1100
info@atmi.com
www.atmi.com

NORTH AMERICA

Arizona
Sales & Marketing
2151 East Broadway Road, Suite 101
Tempe, Arizona 85282
480.736.7600
customerservice@atmi.com

Connecticut
High Productivity Development Center
7 Commerce Drive
Danbury, Connecticut 06810
800.766.2681
203.794.1100

Minnesota
Manufacturing and Operations
10851 Louisiana Avenue South
Bloomington, Minnesota 55438
800.966.6698
952.942.0855
info@atmi-lifesciences.com
www.atmi-lifesciences.com

Texas
Sales and Customer Service
700 Jeffrey Way
Round Rock, Texas 78665
512.244.5200
customerservice@atmi.com

Materials Manufacturing
706 Houston Clinton Drive
Burnet, Texas 78611
888.303.4401
512.756.7314

ASIA

China
Sales and Customer Service
Building 7, Suite 201-203
3000 Long Dong Avenue
Pudong 201203, Shanghai
China
86.21.6876.7670

Japan
Sales and Customer Service
The Itoyama Tower 3F
3-7-18 Mita
Minato-ku, Tokyo 108-0073
Japan
81.3.5765.2488

Singapore
Sales and Customer Service
25 International Business Park
04-75 German Centre
Singapore 609916
65.6562.8200

South Korea
Sales and Customer Service
Korea Advanced Nano Fab Center, 11F
906-10, Iui-dong, Yeongtong-gu, Suwon-si
Gyeonggi-do, 443-270
South Korea
82.31.546.6262

Taiwan
Sales and Customer Service
4F-7, No. 81, Shui-lee Road
Hsin-chu 300
Taiwan, ROC
886.3.516.9248

High Productivity Development Center
No. 669, Section 4, Chung-Hsin Road
Chutung Town, Hsinchu County
Taiwan, ROC
886.3.582.0858

EUROPE

Belgium
Manufacturing
Reugelstraat 2, B-3320 Hoegaarden
Belgium
32.16.76.80.70
info@atmi-lifesciences.com
www.atmi-lifesciences.com

Manufacturing
Rue de Ransbeek 310
1120 Brussels
Belgium
32.22.64.18.80

Germany
Sales and Customer Service
Inselkammerstrasse 2
D-82008 Unterhaching
Germany
49.89.622995.0

ATMI®

Groups and subgroups:

Diads	Periods	Series	I				II				III				IV				V				VI				VII				VIII			
			1	2	3	4	1	2	3	4	4	3	2	1	4	3	2	1	4	3	2	1	4	3	2	1	4	3	2	1	4	3	2	1
1.	0	1																																
	1	2	H				He																											
2.	2	3	Li				Be							B				C				N				O				F				Ne
	3	4	Na				Mg							Al				Si				P				S				Cl				Ar
3.	4	5	K				Ca																								Fe	Co	Ni	
		6												Ga				Ge				As				Se				Br				Kr
	5	7	Rb				Sr																								Ru	Rh	Pd	
		8												In				Sn				Sb				Te				I				Xe
4.	6	9	Cs				Ba																											
		10																																
		11																													Os	Ir	Pt	
		12												Tl				Pb				Bi				Po				At				Rn
	7	13	Fr				Ra																											
		14																																
		15																													Hs	Mt	Ds	
		16												Uut				Uuq				Uup				Uuh				Uus				Uuo
Subperiods and electrons			s^1	f^6	f^{13}	d^9	s^2	f^7	f^{14}	d^{10}	f^1	f^8	d^1	p^1	f^2	f^9	d^2	p^2	f^3	f^{10}	d^3	p^3	f^4	f^{11}	d^4	p^4	f^5	f^{12}	d^5	p^5	d^6	d^7	d^8	p^6

ATMI®
7 Commerce Drive
Danbury, Connecticut 06810 USA
203.794.1100
203.792.8040 facsimile
atmi.com